SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 15, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
•	Tele2 – Investor Press Release regarding the release of Q4 2018 results, dated February 13, 2019
•	Tele2 – Fourth Quarter 2018 Results Presentation, dated February 13, 2019
•	Tele2 – Full Year and Fourth Quarter Report 2018, dated February 13, 2019
•	Tele2 –Q4 2018 financial results, dated February 13, 2019
•	Tele2 – Investor Press Release regarding the restatement of certain revenue figures, dated February 13, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-02-13

Full Year and Fourth Quarter 2018 Report

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announces its consolidated results for the full year and fourth quarter 2018.

CEO comment by Anders Nilsson
“In Q4 the transformation of the Group which was initiated in the beginning of 2018 was concluded through the approval of the Dutch merger, conclusion of the merger with Com Hem and the exercise of the put option in Kazakhstan. All this paving the way for the next step in Tele2’s evolution and immediately following the merger with Com Hem we took the first step towards becoming an integrated operator through the launch of FMC offers in Sweden. The restructuring process has started with a 100 percent upgrade to the cost reduction target, to be realized faster than originally expected. Both Tele2 and Com Hem delivered on full-year guidance and we now announce guidance for 2019 and the mid-term for the combined company.”

Highlights
●	Revenue of SEK 7.1 billion representing organic growth of 3 percent including 1 percent organic growth in end-user service revenue
●	Organic growth of adjusted EBITDA of 11 percent, or 4 percent adjusting for non-underlying items in Sweden and Croatia
●	Tele2 and Com Hem delivered on their respective full-year guidance for 2018
●
Synergy estimate from the Com Hem merger raised from SEK 900 million to SEK 1,350 million annually, of which cost synergies SEK 900 million to be achieved in three years, up from SEK 450 million in five years

●	First FMC offers launched to consumers in Sweden
●	New financial guidance including mid-term ambition of low-single digit end-user service revenue growth and mid-single digit adjusted EBITDA growth
●	Earnings per share, after dilution, was negative SEK 0.84
●	Proposed dividend of SEK 4.40 per share, paid in two equal tranches, with additional shareholder remuneration after the closing of the divestments of the operations in Kazakhstan and the Netherlands

Teleconference and webcast
Tele2 will host a teleconference with presentation at 10:00 CET (09:00 GMT, 04:00 EST) on Wednesday, February 13, 2019. The presentation will be held in English and will also be available as a webcast at Tele2’s website: www.tele2.com

Dial-in information:
To make sure you are connected in time for the teleconference, please dial in a few minutes in advance and register your attendance. Ask for “Tele2 Q4”.

Dial-in numbers:
SE: +46 (0)8 5065 3942
UK: +44 (0)330 336 9411
US: +1 929-477-0448

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CET on February 13, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

FOURTH QUARTER 2018 February 13, 2019 Tele2 AB Tele2

Group highlights – Q4 2018

SEK billion	**Q4 2018** *Pro forma*	**% change organic**
Revenue	7.8	3%
End-user service revenue	5.4	1%
Adjusted EBITDA	2.2	11%*
Operating cash flow, rolling 12m	5.6	

Comments

2

TELE2

Group highlights - Q4 2018 SEK billion Revenue End-user service revenue Adjusted EBITDA Operating cash flow, rolling 12m Q4 2018 Pro Forma 7.8 5.4 2.2 5.6 %change organic 3% 1% 11%* Comments Organic growth of end-user service revenue of 1%, including - Mobile EUSR+3% -Fixed EUSR-2% Organic adjusted EBITDA growth of 4%, adjusting for non-underlying items in Sweden and Croatia *Including non-underlying items, see comments Organic is constant currencies and including Com Hem pro forma Operating cash flow = EBITDA - CAPEX Tele2

Tele2 is becoming a true integrated challenger Drive FMC in Sweden B2C FMC through more-for-more, and increase customer satisfaction to drive superior growth versus the overall market FMC benefits in existing base - drive customer satisfaction, monetized through churn reduction and pricing power Sell mobile into fixed base - Com Hem mobile service launching in February Sell fixed into mobile base - gradual ramp up to build penetration over time Sweden B2B turnaround New Leadership and focus - priority to turn the business into profitable growth and take market share Grow high-margin OnNet and rationalize product portfolio Build on the momentum in the Baltics Build on great underlying momentum in Lithuania and Latvia while fixing operational challenges in Estonia Develop mobile centric convergence and evaluate fixed mobile convergence Cost transformation Target of SEK 900m in 3 years, up from SEK 450m in 5 years. Aiming for 50% run-rate by end-2019 FTE reduction mainly in corporate structure and overlapping functions - evaluate future transformation in areas such as network, IT and brand portfolio Tele2

Growth and cost initiatives drive cash flow FY2018 Staring Point - pro forma Low-single digit end-user service revenue growth - SEK 450m of revenue synergies Expected to be flat in 2019, which is a transition year, and low-single digit growth in the midterm driven by strategy initiatives End-user service revenue: SEK 21.4bn Mid-single digit adjusted EBITDA growth - SEK 900m of cost synergies Driven by front-loaded synergies in 2019 and a mix of cost reduction and revenue growth mid-term Adjusted EBITDA: SEK 9.0bn Capex - Low capital intensity compared to industry over investment cycle SEK 2.9-3.2bn in 2019, and SEK 3.0-3.5bn/year in the mid-term, excluding spectrum, as we roll out 5G and Remote-PHY Capex: SEK 2.8bn excluding spectrum Maintain leverage at 2.5-3.0x Growth in adjusted EBITDA and cash from asset sales create room to re-lever and distribute additional cash to shareholders. Blended interest rate low at 1.3% Leverage: 2.8x economic net debt/adjusted EBITDA Shareholder Renumeration Ordinary dividend up 10% to SEK 4.40/share (SEK3.0bn) Additional remuneration from asset sales to be announced Tele2

Sweden Tele2

Sweden Consumer - Strategy Focused on FMC Legacy Services Mobile prepaid Convert to mobile postpaid Fixed tele & DSL Convert DSL to cable & fiber broadband. Opportunistically adjust price on fixed telephony DTT Convert churning DTT base into IPTV and upsell fiber broadband Mobile Postpaid Current position Strong #2 with dual challenger brands Strategy Grow customer satisfaction through more-for-more FMC. Increase penetration in family/household demographic Goal Churn reduction and ASPU growth Fixed Broadband Current position #2 premium national operator with speed leadership Strategy Grow customer satisfaction through more-for-more FMC. Upgrade network to ensure speed leadership, capitalize on video-driven data consumption Goal Maintain superior revenue growth through volume and price Digital TV Current position #1 premium TV distributor in Sweden with the widest range of distributed content Strategy Grow customer satisfaction through more-for-more FMC. Use scale to execute transition to modern platforms and manage content and hardware costs Goal Use TV leadership position in FMC bundles. Build resilient cash flow FMC Challenger Current position Challenger in early stages of a three-player more-for-more FMC market without discounting Strategy Use superior benefit scheme and price point to drive FMC-penetration faster than competitors through value rather than price Goal Grow top-line faster than overall market by monetizing customer satisfaction through churn reduction, cross sell and increased pricing power Tele2

Sweden Consumer - Operational highlights RGUs & net adds - core and legacy services (thousands, pro forma) +38 655 +4 778 +19 1,803 +15 -85 401 443 1,223 +3 653 -2 790 +12 1,796 -7 -74 381 432 1,180 +10 654 +1 801 +11 1,794 -2 -31 369 420 1,173 +24 655 +1 814 +13 1,804 +10 -25 351 411 1,175 +29 658 +3 827 +13 1,817 +13 -84 324 399 1,130 04'17 Q1'18 Q2'18 Q3'18 Q4'18 Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Legacy: Mobile Prepaid DTT TV Fixed Tele & DSL ASPU year-on-year growth (%, pro forma) 5% 4% 3% 2% 1% 0% -1% -2% 3.4% 2.8% -0.1% Q1'18 Q2'18 Q3'18 Q4'18 Mobile postpaid Fixed broadband Digital TV Cable & Fiber Q4 highlights - Mobile postpaid net intake of +13k driven by continued strong growth of Comviq postpaid - Mobile ASPU +3.3% driven by postpaid ASPU growth of +2.8% and continued pre- to postpaid migration _ Continued growth of fixed broadband RGUs on both Com Hem and Boxer brands - Fixed broadband ASPU growth of +3.4%, Digital TV ASPU stable Tele2

Sweden Consumer segment – Financials

+6%
+6%
+5%
+5%
472
556
1,148
138
394
325
472
+1.3%
571
+14.2%
1,152
+4.4%
128
384
300
479
+0.8%
595
+12.1%
1,168
+4.4%
124
377
294
476
+0.6%
600
+10.7%
1,189
+3.1%
117
365
300
474
+0.4%
614
+10.4%
1,189
+3.6%
115
352
289
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Core: Mobile Postpaid
Fixed Broadband
Digital TV Cable & Fiber
Legacy: Mobile Prepaid
DTT TV
Fixed Tele & DSL

Adjusted EBITDA and margin
(SEK million, pro forma)

+3%
1 335
1 380
1 437
1 493
1 381
33%
36%
36%
38%
33%
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18

Q4 highlights

8

TELE2

Sweden Consumer segment - Financials End-user service revenue (SEK million, pro forma, year-on-year growth %) 472 556 1,148 138 394 325 +6% 472 +1.3% 571 +14.2% 1,152 +4.4% 128 300 +6% 479 +0.8% 595 +12.1% 1,168 +4.4% 377 294 +5% 476 +0.6% 600 +10.7% 1,189 +3.1% 117 365 300 +5% 474 +0.4% 614 +10.4% 1,189 +3.6% 115 352 289 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Legacy: Mobile Prepaid DTT TV Fixed Tele & DSL Adjusted EBITDA and margin (SEK million, pro forma) +3% 1335 33% 1380 36% 1437 36% 1493 38% 1381 33% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q4 highlights - Stable EUSR within both Fixed and Mobile - Core services growing +5%, offset by -12% decline in legacy services - Adjusted EBITDA growth of +3%, including net non-underlying items of SEK -36 million. Underlying growth of +6%, helped by lower expansion costs and first cost synergies Tele2

Sweden Business – Operational highlights

Mobile RGUs
(thousands, pro forma)

Mobile ASPU
(SEK, pro forma)

-7%
-5%
-2%
-1%
269
261
+2%
264
0%
246
-4%
280
+4%
335
325
-9%
309
-14%
306
-10%
298
-11%
468
472
-10%
475
-1%
473
+4%
485
+4%
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Mobile
Fixed
Solutions

Q4 highlights

9

TELE2

Sweden Business - Operational highlights Mobile RGUs (thousands, pro forma) +8% 821 855 868 881 889 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 MobileASPU (SEK, pro forma) -4% 191 188 184 180 183 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 End-user service revenue (SEK million, pro forma, year-on-year growth %) 269 335 468 -7% 261 +2% 325 -9% 472 -10% -5% 264 0% 309 -14% 475 -1% -2% 246 -4% 306 -10% 473 +4% -1% 280 +4% 298 -11% 485 +4% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Mobile Fixed Solutions Q4 highlights - End-user service revenue stabilization, driven by Mobile and Solutions - Price competition still having an effect on ASPU - Increase of RGU base of 8% as customer wins continue; new or extended contracts in the quarter with Gothenburg Municipality, Region Dalarna, Region Kronoberg, Haldex and Scania Tele2

Sweden Business segment - Financials Revenue (SEK million, pro forma) +1% 151 476 1,072 145 467 1,058 140 421 1,048 152 352 1,025 136 504 1,063 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 End-user Equipment Wholesale Operator Adjusted EBITDA and margin (SEK million, pro forma) -12% 383 289 18% 363 303 19% 293 286 19% 434 355 25% 337 292 18% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 EBITDA EBITDA ex. Wholesale EBITDA margin ex. Wholesale Q4 highlights - Stable overall revenue as growth in Equipment offset decline in Wholesale - Adjusted EBITDA contribution stable excluding Wholesale - Refining business scope to achieve profitable growth Tele2

Sweden overview Total end-user service revenue (SEK million, pro forma) -1% 4,297 4,249 4,269 4,249 4,273 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Adjusted EBITDA and margin (SEK million, pro forma) +0% 1,718 1,743 1,730 1,927 1,718 30% 31% 31% 35% 29% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 OCF and cash conversion, rolling 12m (SEK million, pro forma) 5,402 5,247 5,298 5,381 4,531 76% 75% 75% 76% 64% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Spectrum capex Q4 highlights - EBITDA growth of 3% excluding non-underlying effects of SEK -46 million, mainly related to provision for possible copy right levies - Capex includes SEK 721 million related to 700 MHz auction - Rolling 12 months cash conversion of 74% excluding spectrum Cash conversion = (Adjusted EBITDA - CAPEX)/ Adjusted EBITDA Tele2

International Tele2

Baltics - Operational highlights ASPU development +5% Q4'17 Q4'18 Mobile RGUs +1% Q4'17 Q4'18 Brand campaigns Tele2 Laisvas Internetas TIK NUO 490 EUR/MIN 25 GB/MEN Tele2 it/laisvas TELE2 Q4 highlights - ASPU growth driven by continued migration to postpaid and successful pricing, including backbook price increases in Lithuania - Customer growth, despite challenges in Estonia, as consumer small-screen and mobile broadband more than offset prepaid decline - Tele2 Lithuania awarded Golden Drum Grand Prix for its continued success with the Open Internet campaign Organic Adjusted for local currency and M&A Tele2

Baltics - Financials Mobile end-user service revenue (SEK million) +6% 586 585 639 650 654 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Adjusted EBITDA and margin (SEK million) +10% 323 30% 315 31% 365 32% 403 35% 374 31% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 OCF and cash conversion, rolling 12m (SEK million) 973 78% 1,006 78% 1,042 78% 1,077 77% 1,113 76% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q4 highlights - Mobile end-user service revenue growth mainly led by ASPU increase, but also a higher customer base - Adjusted EBITDA growth driven by mobile end-user service revenue growth and cost control - Estonia executing on turnaround plan Organic Adjusted for local currency and M&A Cash conversion = (Adjusted EBITDA - CAPEX)/ Adjusted EBITDA Tele2

Kazakhstan (discontinued) - Financials Mobile end-user service revenue (SEK million) +20% 552 534 613 628 650 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Adjusted EBITDA and margin (SEK million) +65% 197 202 264 274 317 28% 29% 34% 34% 39% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 OCF and cash conversion, rolling 12m (SEK million) 142 313 493 639 783 22% 43% 59% 68% 74% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q4 highlights - Mobile end-user service revenue driven by 15% ASPU increase and 4% higher customer base - Margin expansion driven by continued growth of mobile end-user revenue and strong cost efficiency - Shareholder loan repayments of KZT 10bn (SEK 246m) in Q4 resulting in KZT 88 bn (SEK 2.1bn) outstanding at year-end - Put option notice served to initiate divestment process Organic Adjusted for local currency and M&A Cash conversion = (Adjusted EBITDA - CAPEX)/Adjusted EBITDA Tele2

Financial Overview Tele2

Group results Q4 2018

SEK million	①	Q4 2018	Q4 2017
Revenue		7,122	5,714
Adjusted EBITDA		**1,956**	**1,315**
Adjusted EBITDA margin (%)		27.5%	23.0%
Items affecting comparability	②	-114	-53
D&A	③	-888	-557
JVs and associated companies		-4	-1
Operating profit		**950**	**704**
Interest income/expenses		-96	-78
Other financial items		-18	0
Taxes	④	-1,175	-165
Net profit, continuing operations		**-339**	**461**
Discontinued operations		10	-1,413
Non-controlling interests		-76	-91
Net profit, equity holders of parent		**-405**	**-1,043**

Comments

17

TELE2

Group results Q4 2018 SEK million Revenue Adjusted EBITDA Adjusted EBITDA margin (%) Items affecting comparability D&A JVs and associated companies Operating profit Interest income/expenses Other financial items Taxes Net profit, continuing operations Discontinued operations Non-controlling interests Net profit, equity holders of parent 1 2 3 4 Q4 2018 7,122 1,956 27.5% -114 -888 -4 950 -96 -18 -1,175 -339 10 -76 -405 Q4 2017 5,714 1,315 23.0% -53 -557 -1 704 -78 0 -165 461 -1,413 -91 -1,043 Comments 1 Legal basis, with Com Hem included from 5 Nov, 2018 2 Items affecting comparability includes SEK 243m of costs relating to the Com Hem merger, and SEK 149m positive reversal of previously impaired assets in Croatia following strong financial performance 3 D&A includes SEK 201m amortization of surplus value from acquisitions 4 Tax cost includes SEK -1,030m change of deferred tax asset values Tele2

Group cash flow Q4 2018

SEK million	①	Q4 2018	Q4 2017
Adjusted EBITDA, continuing operations		1,956	1,315
Adjusted EBITDA, discontinued operations		521	389
Financial items paid/received	②	-343	-133
Taxes paid		-121	-126
Changes in working capital	③	-508	-209
Capex paid	④	-1,129	-844
Other cash items	⑤	-290	-161
Equity free cash flow, total operations		**86**	**231**
Of which equity free cash flow, discontinued operations		-255	-284
Of which equity free cash flow, continuing operations		341	515

Comments

18

TELE2

Group cast flow Q4 2018 SEK million Adjusted EBITDA, continuing operations Adjusted EBITDA, discontinued operations Financial items paid/received Taxes paid Changes in working capital Capex paid Other cash items Equity free cash flow, total operations Of which equity free cash flow, discontinued operations Of which equity free cash flow, continuing operations 1 2 3 4 5 Q4 2018 1,956 521 -343 -121 -508 -1,129 -290 86 -255 341 Q4 2017 1,315 389 -133 -126 -209 -844 -161 231 -284 515 Comments 1 Legal basis, with Com Hem included from 5 Nov, 2018, for total operations 2 Including payments related to financing of merger consideration and refinancing of Com Hem debt 3 Negative change in working capital including SEK -293m impact from the Netherlands (adjusted against sales proceeds in Q1 2019) 4 Lower than booked capex mainly because 700 MHz license is paid in Q1 2019 5 Including payments related to transaction and integration costs Tele2

Full year 2018 vs. Guidance

Tele2

SEK billion, including Kazakhstan

	Guidance	Actual
Mobile EuS	Mid-single digit growth	5% ✓
Adjusted EBITDA	7.0-7.2	7.2 ✓
Capex ex. spectrum	1.9-2.2	2.1 ✓

Com Hem

SEK billion, previous accounting principles

	Guidance	Actual
Underlying EBITDA	Mid-single digit growth	4% ✓
Capex	1.0-1.1	1.1 ✓

19

TELE2

Full year 2018 vs. Guidance Tele2 SEK billion, including Kazakhstan Mobile EuS Adjusted EBITDA Capex ex. Spectrum Guidance Mid-single digit growth 7.0-7.2 1.9-2.2 Actual 5% 7.2 2.1 Com Hem SEK billion, previous accounting principles Underlying EBITDA Capex Guidance Mid-single digit growth 1.0-1.1 Actual 4% 1.1 Tele2

Synergy update Old target Updated target Change Total SEK 900m SEK 1,350m +50% Revenue SEK 450m SEK 450m Same Cost SEK 450m SEK 900m +100% - Total synergies upgraded by 50% with cost synergies up 100% - Timing of cost synergies upgraded from 5 to 3 years with 50% run-rate by end of 2019 - Restructuring cost of SEK 1.0 billion, up from SEK 600 million - Revenue synergy initiatives started with FMC benefits and Com Hem mobile to be launched in February - Expect modest contribution from revenue synergies in 2019 with gradual ramp up to drive growth in coming years - Cost synergies are front-end loaded and will be major contributor to adjusted EBITDA growth in the next three years Tele2

Financial guidance Not including effects from IFRS16 Mid-term ambition 2019 End-user service revenue Low-single digit growth Around 2018 level Adjusted EBITDA Mid-single digit growth Mid-single digit growth CAPEX (SEK bn excl. spectrum) 3.0-3.5 2.9-3.2 Ramp up of initiatives in 2019 in a low-growth environment FMC cross-sell and monetization of customer satisfaction to drive growth in mid-term Growth in 2019 mainly driven by cost reductions Growth in the mid-term driven by combination of revenue growth and cost reduction Entering next phase in capex cycle with roll-out of 5G and Remote-PHY, starting towards the end of 2019 Based on continuing operations in constant currencies Tele2

Leading capex efficiency Tele2 capex/revenue in Sweden - phasing (Pro forma, excluding spectrum) 14% 12% 10% 8% 6% 4% 2% 0% 4G roll-out 2011 2012 2013 2014 2015 2016 2017 2018 Capex / revenue - vs. European peers (Group, excluding spectrum LTM) 30% 25% 20% 15% 10% 5% 0% TALK TELE2 ELISA BT TEF DE DNA TEL VOD TEF DTE TKA TELIA FTE SRCG PROX KPN SCMN TTT NOS TNET Tele2

Shareholder remuneration and leverage Economic net debt to adjusted EBITDA, total operations (SEK billion) 9.8 1,5x -1.8 2.0 17.8 27.9 2,8x Dec 2017 EFCF Shareholder remuneration M&A and other Dec 2018 Economic net debt Economic net debt to adjusted EBITDA Dividend to be paid 2019 SEK 4.4 / share, total SEK 3.0bn Two equal tranches, May and Oct Distribution of proceeds from M&A communicated after completion of Kazakhstan divestment IFRS 16 Estimated liability increase of SEK ~5.8bn (continuing operations), of which ~50% uncommitted lease liabilities Positive effect on adjusted EBITDA, and higher capex No change to cash flow or credit worthiness Ambition to avoid impact on cash distribution capacity Economic net debt excludes liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and liability for earn-out obligation in Kazakhstan Tele2

To conclude... Tele2

Key priorities moving forward Reignite EuS Revenue growth in Sweden B2C: Com Hem Mobile, launch FMC on the customer base B2B: High margin OnNet growth Structural cost savings Cost synergies of 900m within 3 years Investigate further intiatives Build on the momentum in the Baltics Close the sale of Kazakhstan Tele2

THANK YOU! Tele2

Q4 2018 Highlights
●    Revenue of SEK 7.1 billion representing organic growth of 3 percent including 1 percent organic growth in end-user service revenue
●    Organic growth of adjusted EBITDA of 11 percent, or 4 percent adjusting for non-underlying items in Sweden and Croatia
●    Tele2 and Com Hem delivered on their respective full-year guidance for 2018
●    Synergy estimate from the Com Hem merger raised from SEK 900 million to SEK 1,350 million annually, of which cost synergies SEK 900 million to be achieved in three years, up from SEK 450 million in five years
●    First FMC offers to consumers in Sweden launched during the quarter
●    Merger between Tele2 Netherlands and T-Mobile Netherlands closed on 2 January, 2019, following unconditional approval by the European Commission
●    Tele2 served put option notice to Kazakhtelecom to initiate the divestment of its business in Kazakhstan
●    New financial guidance including mid-term ambition of low-single digit end-user service revenue growth and mid-single digit adjusted EBITDA growth, see page 6
●    The Board of Directors propose dividend of SEK 4.40 per share, paid in two equal tranches, with additional shareholder remuneration after the closing of the divestments of the operations in Kazakhstan and the Netherlands

Key Financial Data
	Q4			Full year
SEK million	2018	2017	%	2018	2017	%
Revenue	7,122	5,714	25%	23,704	21,466	10%
End-user service revenue	4,742	3,572	33%	15,593	14,267	9%
Adjusted EBITDA	1,956	1,315	49%	6,655	5,798	15%
Operating profit	950	704		3,750	3,469
Operating profit excluding items affecting comparability (Note 3)	1,064	757		4,218	3,712
Net profit/loss	–399	461		1,610	2,431
Earnings per share, after dilution (SEK)	–0.84	0.97		3.01	4.87
Operating cash flow (OCF), rolling 12 months	3,823	4,366		3,823	4,366

Key financial data and organic growth including Com Hem pro forma
	Q4			Full year
SEK million	2018 Pro forma	2017 Pro forma	organic %	2018 Pro forma	2017 Pro forma	organic %
Revenue	7,803	7,519	3%	29,761	28,602	3%
End-user service revenue	5,398	5,301	1%	21,434	21,153	0%
Mobile end-user service revenue	3,030	2,880	3%	11,934	11,420	2%
Fixed end-user service revenue	1,911	1,960	–2%	7,727	7,917	–2%
Adjusted EBITDA	2,221	1,979	11%	9,031	8,510	5%
Capex	1,657	773		3,481	2,351
OCF, rolling 12 months	5,550	6,159		5,550	6,159
OCF excluding spectrum, rolling 12 months	6,272	6,160		6,272	6,160
Economic net debt to adjusted EBITDA				2.80

Continuing operations
Figures presented in this report refer to Q4 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017. Tele2 Netherlands and Tele2 Kazakhstan are reported as discontinued operations for all periods. Discontinued operations also include the former operations in Austria, Russia and Italy. See Note 11.

Non-IFRS measures
This report contains certain non-IFRS measures which are defined and reconciliated to the closest reconcilable line items in the section Non-IFRS measures on page 34. Note that organic growth rates, as further defined in the Non-IFRS section, include Com Hem pro forma for all periods. For further definitions of industry terms and acronyms, please refer to the Investor section atwww.tele2.com.

Tele2 – Full Year and Fourth Quarter Report 2018  1 (36)

CEO Word, Q42018

In Q4 the transformation of the Group which was initiated in the beginning of 2018 was concluded through the approval of the Dutch merger, conclusion of the merger with Com Hem and the exercise of the put option in Kazakhstan. All this paving the way for the next step in Tele2’s evolution and immediately following the merger with Com Hem we took the first step towards becoming an integrated operator through the launch of FMC offers in Sweden. The restructuring process has started with a 100 percent upgrade to the cost reduction target, to be realized faster than originally expected. Both Tele2 and Com Hem delivered on full-year guidance and we now announce guidance for 2019 and the mid-term for the combined company.

“With the combined talent of two great companies and a roadmap of exciting initiatives, I see a bright future for Tele2 in 2019 and beyond”

Q4 2018 and full year summary
Group organic end-user service revenue (EUSR) grew by 1 percent for the quarter with the Baltics growing 7 percent while Sweden declined by 1 percent. Group adjusted EBITDA grew by 11 percent, or 4 percent adjusting for certain non-underlying items in Sweden and Croatia, with the Baltics growing by 10 percent and Sweden by 3 percent, excluding SEK –46 million of provisions mainly related to a court case regarding copy right levies. We delivered on our full year guidance for both Tele2 and Com Hem with Tele2 EUSR growth of 5 percent, adjusted EBITDA of SEK 7.2 billion and capex of SEK 2.1 billion (including Kazakhstan), while Com Hem grew underlying EBITDA by 4 percent and had capex of SEK 1.1 billion (based on old Com Hem reporting).
In the Sweden Consumer segment, total EUSR was flat as growth in core services was offset by decline in legacy services and Landlord & other. Core services grew by 5 percent, with Mobile Postpaid growing 4 percent, Fixed broadband growing 10 percent and Digital TV via Cable & Fiber flat. We see great opportunity to enhance this growth in coming years as we launch Com Hem mobile and migrate customers into FMC benefit plans through the more-for-more strategy. Legacy services, including Mobile Prepaid, DTT and Fixed telephony & DSL, remain a drag on overall growth with a combined decline of 12 percent. The strategy for these services is to maximize profitability by taking out cost while gradually moving customers into core services which will improve customers satisfaction, reduce churn, increase ASPU and make them eligible for FMC benefits.

Taking steps to focus our geographical footprint
After approval by the competition authorities we closed the merger in the Netherlands. The EUR 190 million consideration was received in January and we now look forward to being a 25 percent shareholder in a strong Dutch challenger as the business improves profitability in coming years. We exercised the put option in Kazakhstan and expect the deal to close around mid-2019. These transactions are not only financially beneficial but will also enable us to focus on our core Baltic sea region and reduce organizational complexity in the entire Group.
As we reduce our geographical footprint, most of our revenue comes from Sweden which is a mature market where growth does not come easy. The goal is to grow top line slightly faster than the market, reduce cost through the announced synergies, restructuring and future cost reduction programs to deliver higher adjusted EBITDA growth, while keeping capex at low levels to deliver attractive cash flow growth which can be distributed to shareholders.

Strategy initiatives to deliver above-market growth
In the Baltics, we will largely stay the course and capitalize on growing data consumption and smartphone penetration, while looking at options to further strengthen our mobile-centric product portfolio.
In the Sweden Consumer segment we will ramp up the SEK 450 million of revenue synergies over the next five years by driving FMC through the more-for-more strategy to increase customer satisfaction. We will do this in three main ways. 1) Reducing churn by giving existing customers an incentive to stay, such as higher data or speed, simply by opting in to an FMC benefit plan. 2) Increasing RGU/customer by selling mobile to fixed customers through the new Com Hem mobile service. This will boost customer ASPU and reduce churn as customers can opt into a FMC benefit plan. As this involves taking market share we want to be careful and not compete aggressively on price and therefore expect a gradual penetration in the fixed base over time. 3) Selling fixed services into the mobile base. Similarly, this will likely be a gradual ramp up to increase customer ASPU and reduce churn over time.
The foundation of the more-for-more strategy is customer satisfaction. By giving customers more of something that they value, such as product upgrades, more services or other enhancements, we increase customers satisfaction. We can then get a higher return from the customer, either through reduction in churn, or through price adjustments as more satisfied customers are willing to pay more for a better experience. In addition, a more-for-more FMC strategy with focus on churn reduction and ASPU growth in the existing customer base will, over time, make us less dependent on gross adds, and reduce sensitivity to aggressive pricing moves by competitors.

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In the Sweden Business segment we will apply a different strategy, aimed at growing revenue through market share gains. As a number three in the segments of the business market that we mainly target, there is room to take share and drive growth through volumes rather than price. In parallel, we will make structural cost savings and rationalize the product portfolio to focus on profitable OnNet revenue growth.

Cost reduction to deliver mid-single adjusted EBITDA growth
Through the integration process which started after the merger with Com Hem we have identified additional cost savings and now aim for an annual run rate of SEK 900 million, double the previous target. We also aim to deliver this faster than previously expected, now within three years instead of five, and half to be realized by the end of 2019 on a run rate basis. In addition to improving profitability, these structural changes will help create a more agile and efficient organization that can move quickly and adapt to changing market environments and shifts in technology.
Further down the line there is a potential opportunity for more structural changes involving areas such as network, IT and brand portfolio. This potential next step is more transformational and would turn Tele2 into what it needs to be in the future – a truly integrated FMC challenger.

New guidance and shareholder remuneration
The aforementioned commercial strategy initiatives and cost transformation is how we arrive at the new guidance for 2019 and the mid-term. We guide to flat EUSR growth in 2019, ramping up to low-single digit in the mid-term as we gradually deliver revenue synergies. We guide to mid-single digit adjusted EBITDA growth, mainly driven by opex reduction in the near term, and a mix of revenue growth and continued cost reduction mid-term. Combined with a capex guidance of SEK 2.9-3.2 billion in 2019 and SEK 3.0-3.5 billion annually mid-term, cash generation should increase over time and we intend to distribute that cash to shareholders.
For this year, the Board intends to propose an ordinary dividend of SEK 4.40 per share (SEK 3.0 billion) paid out in two tranches in May and October. In addition, the Board intends to distribute available proceeds from the transactions in the Netherlands and Kazakhstan once the Kazakhstan sale is closed.

Looking forward
We are in the beginning of transformational period for Tele2 with the start of many ambitious initiatives. We see a year full of positive change ahead of us as we execute on the cost synergies, establish Tele2 as an FMC player in the Swedish consumer market, launch Com Hem mobile, and start the transformation of the Sweden Business segment. With the combined talent of two great companies and a roadmap of exciting initiatives, I see a bright future for Tele2 in 2019 and beyond.

Anders Nilsson
President and Group CEO

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Financial overview

Analysis of profit and loss
SEKmillion	2018 Q4	2017 Q4%		2018 Full year	2017 Full year
Revenue	7,122	5,714	25%	23,704	21,466
End-user service revenue	4,742	3,572	33%	15,593	14,267
Adjusted EBITDA	1,956	1,315	49%	6,655	5,798
Adjusted EBITDA margin	27.5%	23.0%		28.1%	27.0%
Items affecting comparability	–114	–53		–468	–243
Depreciation/amortization	–888	–557		–2,446	–2,086
of which amortization of surplus from acquisitions	–201	–38		–314	–151
Result from shares in joint ventures and associated companies	–4	–1		9	–
Operating profit	950	704		3,750	3,469
Net interest costs	–96	–78		–312	–303
Other financial items	–18	–		–66	–1
Income tax	–1,175	–165		–1,762	–734
Net profit/loss	–339	461		1,610	2,431

Revenue increased by 25 percent mainly related to the merger with Com Hem. Organic revenue growth amounted to 3 percent, related primarily to growth in end-user service revenue and to increased equipment sales in Sweden and Lithuania. Organic growth in end-user service revenue was 1 percent. Mobile end-user service revenue contributed positively with growth of 3 percent, driven mainly by Lithuania, Croatia and Mobile Postpaid in Sweden Consumer. Fixed end-user service revenue declined organically by 2 percent as strong growth within Fixed broadband in Consumer Sweden was more than offset by declining legacy services including Digital TV via DTT and copper-based fixed services.

Adjusted EBITDA grew by 49 percent, mainly as a result of the merger with Com Hem, but also grew organically by 11 percent. This included a positive effect of SEK 118 million related to a government decision to reduce spectrum fees in Croatia, negative items including certain non-cash provisions in Sweden of net SEK –46 million, and a negative effect of SEK –20 million in segment Other related to intra-segment adjustments. Furthermore, in Q4 2017 there was a negative effect of SEK –89 million related to a provision in Croatia. Excluding these effects, organic growth in adjusted EBITDA in the quarter was 4 percent, mainly driven by higher profit levels in Sweden Consumer and Lithuania.

Depreciation and amortization increased mainly as a result of the inclusion of Com Hem from 5 November, 2018. Of the SEK 888 (577) million total depreciation and amortization, SEK 201 (38) million represented amortization of surplus values from acquisitions.

Operating profit of SEK 950 (704) million was positively impacted by SEK 149 million by the reversal of previously impaired non-current assets in Croatia (Note 3), included within items affecting comparability.

The tax cost increased to SEK –1,175 (–165) million, positively affected by a recognition of deferred tax assets in Croatia and Germany of SEK 53 million and SEK 51 million respectively, and negatively by an impairment of deferred tax assets in Luxembourg of SEK 1,134 million (Note 4).

Net profit/loss was negatively affected by the mentioned impairment of deferred tax assets.

Revenue and end-user service revenue	Adjusted EBITDA / Adjusted EBITDA Margin
SEK million	SEK million / Percent

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Analysis of cash flows
SEK million, total operations	2018 Q4	2017 Q4	2018 Full year	2017 Full year
Adjusted EBITDA, continuing operations	1,956	1,315	6,655	5,798
Adjusted EBITDA, discontinued operations	521	389	1,462	1,115
Capex paid	–1,129	–844	–3,403	–3,213
Net financial items paid	–343	–133	–603	–286
Income taxes paid	–121	–126	–643	–485
Changes in working capital	–508	–209	–1,123	–65
Other cash flow adjustments	–290	–161	–588	–345
Equity free cash flow	86	231	1,757	2,519
Equity free cash flow, continuing operations	341	515	2,072	3,117
Equity free cash flow, continuing operations, rolling 12 months	2,072	3,117	2,072	3,117

Adjusted EBITDA including discontinued operations increased to SEK 2,477 (1,704) million, mainly related to the inclusion of Com Hem from 5 November, 2018.

Capex paid amounted to SEK –1,129 (–844) million, again driven by the inclusion of Com Hem. Capex paid was lower than reported capex mainly because the 700 MHz license acquired in Sweden in December 2018 was paid after the end of the year.

Net financial items paid increased to SEK –343 (–133) million, of which approximately half were payments related to refinancing of existing Com Hem bonds and financing of the cash component of the merger consideration.

Changes in working capital amounted to SEK –508 (–209) million, of which SEK –206 (–14) million related to continuing operations and the remainder to discontinued operations. The impact from discontinued operations includes SEK–293 (–238) million from the Netherlands, which will be a part of the post-closing adjustments of the merger proceeds.

Other cash items were negatively affected by the integration and transaction costs related to the merger.

Equity free cash flow (EFCF) was higher for continuing operations than for total operations mainly as a result of a negative EFCF from the discontinued operation in the Netherlands.

Analysis of financial position
SEK million	2018 Dec 31	2017 Dec 31
Financial debt
Bonds	20,580	8,534
Commercial papers	4,491	500
Financial institutions	3,235	2,263
Cash and cash equivalents	–404	–802
Other net debt adjustments	978	–21
Net debt	28,880	10,474
Economic net debt	27,865	9,770
Economic net debt to adjusted EBITDA	2.80

Unutilized overdraft facilities and credit lines	9,116	9,935

Tele2 ended the quarter with an economic net debt to adjusted EBITDA of 2.80x, which is within its financial leverage target range of 2.5-3.0x. A bridge between net debt and economic net debt is available in the section Non-IFRS measures in this report.

In the quarter, Tele2 made its inaugural EUR bond issue by launching a new EUR 1 billion, dual tranche 5.5 year / 9.5 year bond. The issue was made with an annual coupon of 1.125 percent for the EUR 500 million May 2024 bond and an annual coupon of 2.125 percent for the EUR 500 million May 2028 bond. The securities were placed with a broad range of institutional investors across Europe.

Pro forma end-user service revenue per segment, Q4 2018	Pro forma end-user service revenue per service, Q4 2018

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Financial guidance

Financial guidance
Tele2 AB gives the following guidance for continuing operations in constant currencies, based on the IAS 17 accounting standard for leases (i.e. not including effects of IFRS 16) and including Com Hem pro forma

Mid-term ambition
● Low-single digit growth of end-user service revenue ● Mid-single digit growth of adjusted EBITDA ● Capex of SEK 3.0-3.5 billion during roll-out of 5G and Remote-PHY, excluding spectrum

Full-year 2019
●    End-user service revenue is expected to be approximately unchanged compared with 2018, as revenue growth enhancing initiatives are being rolled out and are estimated to have impact the following years
●    Mid-single digit growth of adjusted EBITDA
●    Capex between SEK 2.9–3.2 billion, excluding spectrum

Dividend
For the financial year 2018, the Board of Directors of Tele2 AB has decided to recommend to the Annual General Meeting (AGM) on 6 May 2019 that an ordinary dividend of SEK 4.40 be paid per ordinary A and B share, in two equal tranches.
In addition the Board intends to remunerate shareholders with the net proceeds received, after adjusting for loss of future adjusted EBITDA contribution, from the sale of the operations in the Netherlands and Kazakhstan. Further information will be given by mid-2019, when the Kazakhstan divestment is expected to be completed.

Dividend payment dates
If the AGM decides in accordance with the proposal by the Board of Directors, the dividend is expected to be paid as follows:
●	SEK 2.20 per share to be distributed to shareholders on May 13. The first day of trading in the shares excluding the right to receive dividend is expected to be May 7 and the record date May 8.
●
SEK 2.20 per share to be distributed to shareholders on October 7. The first day of trading in the shares excluding the right to receive dividend is expected to be October 1 and the record date October 2.

Financial policy
The financial leverage target and shareholder remuneration framework for the Group, post the merger with Com Hem, was announced on April 25, 2018. It is based on the IAS 17 reporting standard for leases. Following the implementation of the IFRS 16 standard starting January 1, 2019, the leverage policy may be adjusted in the course of 2019.
●	Tele2 will seek to operate within a net debt/adjusted EBITDA range of between 2.5–3.0x and maintain investment grade credit metrics
●	Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:
–	An ordinary dividend of at least 80 percent of equity free cash flow; and
–	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of adjusted EBITDA growth.

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Overview by segment

Sweden

The main focus of the Swedish business was the initial phase of the integration with Com Hem, including organizational changes and the launch of initial FMC benefits to Swedish consumers. Sweden has been split into two segments, Sweden Consumer and Sweden Business.
The synergy estimate related to the merger with Com Hem was raised to SEK 1,350 million per year, of which SEK 900 million cost synergies and SEK 450 million revenue synergies. Approximately half of the run-rate savings arising from cost synergies are expected to be reached within one year, and the full run-rate savings is expected to be reached within three years.
Integration costs are estimated to amount to approximately SEK 1,000 million, expected to occur within the first three years (Note 9).

Pro forma review including Com Hem
The following pro forma review of the Swedish business, including the segments Sweden Consumer and Sweden Business, describes the business as if Com Hem had been part of the Tele2 Group throughout all reviewed periods.
Revenue grew by 1 percent, driven by mobile services, while total end-user service revenue fell by 1 percent as legacy fixed services in both the consumer and business segments continued to decline.
Adjusted EBITDA was stable, negatively affected by non-cash provisions totaling SEK –46 million, mainly related to a provision arising from a court case regarding copy right levies. Excluding these items, adjusted EBITDA grew by 3 percent.
In December, Tele2 and Telenor won 2x10 MHz in an auction of 700 MHz spectrum to be used by its net-work joint venture Net4Mobility. The spectrum is valid until December 31, 2040, and was awarded against an amount of SEK 1,442 million, of which 50 percent was booked as capex by Tele2.
Capex totaled SEK 1,373 (523) million which includes SEK 721 million related to the 700 Mhz spectrum auction. The fee for the spectrum was paid in Q1 2019.

Financials (SEK million)	2018 Q4 Pro forma	2017 Q4 Pro forma	organic %	2018 Full year Pro forma	2017 Full year Pro forma
Revenue	5,869	5,790	1%	22,474	22,193
Sweden Consumer	4,129	4,059		15,832	15,488
Sweden Business	1,740	1,731		6,642	6,705

Adjusted EBITDA	1,718	1,718	0%	7,118	7,064
Sweden Consumer	1,381	1,335		5,691	5,635
Sweden Business	337	383		1,427	1,429

Adjusted EBITDA margin	29%	30%		32%	32%

Capex	1,373	523	163%	2,587	1,662
Network	293	320		802	802
IT	227	114		589	424
Customer equipment	83	73		380	361
Spectrum	721	–		721	–
Other	49	16		95	75
Capex / revenue	23%	9%		11%	7%

Operating cash flow rolling 12 months	4,531	5,402		4,531	5,402

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Sweden Consumer
The mobile market continues to be competitive in the price fighter segment resulting in pressure on prepaid volumes and ASPU. The postpaid business remained resilient with 13,000 net adds as Comviq postpaid had a quarter of record sales. Postpaid ASPU increased by 2.8 percent year-on-year, helped by backbook price increase in the Tele2 brand.
Revenue from Fixed broadband, the fastest growing service, rose 10 percent with volumes in line with previous quarters of 2018 for both the Com Hem and Boxer brands. There was a 3.4 percent year-on-year increase in ASPU as a higher speed tier mix in the Com Hem brand offset impact from lower pricing implemented in Boxer earlier in the year for new customers.
The decline in Fixed telephony & DSL RGUs accelerated with net adds of –27,000 due to a price increasein the Com Hem brand while ASPU increased as a result.
Tele2 took the first step toward becoming an integrated operator and launched the first FMC offers on the Tele2 and Com Hem brands. While it is expected to take time to drive growth, initial signs are positive. Following the first weeks of FMC trials, approximately 28,000 customers had started receiving benefits for being both Tele2 and Com Hem customers, including additional data volumes or speed increases on their connections. The initiative is expected to increase customer loyalty over time.
Adjusted EBITDA increased to SEK 1,381 (1,335) million, including a negative effect of SEK –36 million related to the non-cash provisions mentioned above. Excluding these provisions, adjusted EBITDA increased by 6 percent, driven by lower expansion costs and the first cost synergies from the merger.

Operating data (by thousands)	2018 Q4 Pro forma	2017 Q4 Pro forma		2018 Dec 31	2017 Dec 31 Pro forma

RGUs	Net intake			Customer stock
Mobile	–32	–46		2,947	3,026
Postpaid	13	15		1,817	1,803
Prepaid	–45	–61		1,130	1,223
Fixed	–23	–1		2,208	2,277
Fixed broadband	13	19		827	778
Digital TV	–9	–9		1,057	1,098
Cable & Fiber	3	4		658	665
DTT	–12	–13		399	443
Fixed telephony & DSL	–27	–11		324	401

Adressable fixed footprint	124	145		3,114	2,831

KPIs and Financials (SEK million)	2018 Q4 Pro forma	2017 Q4 Pro forma	%	2018 Full year	2017 Full year Pro forma

ASPU (SEK)
Mobile
Postpaid	219	213	2.8%	216	211
Prepaid	84	86	–3.3%	84	87
Fixed
Fixed broadband	249	241	3.4%	247	238
Digital TV
Cable & Fiber	241	241	–0.1%	241	246
DTT	290	292	–0.8%	293	291
Fixed telephony & DSL	114	113	0.4%	111	117
Revenue
Mobile	1,478	1,473	0%	5,881	5,859
Postpaid	1,189	1,148	4%	4,698	4,523
Prepaid	289	325	–11%	1,183	1,336
Fixed	1,555	1,560	0%	6,243	6,248
Fixed broadband	614	556	10%	2,380	2,129
Digital TV	826	866	–5%	3,379	3,520
Cable & Fiber	474	472	0%	1,901	1,886
DTT	352	394	–11%	1,478	1,634
Fixed telephony & DSL	115	138	–17%	484	599
Landlord & Other	177	192	–8%	722	771
End-user service revenue	3,210	3,225	0%	12,846	12,878
Operator revenue	199	188		780	762
Equipment revenue	720	646		2,206	1,848
Revenue	4,129	4,059	2%	15,832	15,488
Adjusted EBITDA	1,381	1,335	3%	5,691	5,635
Adjusted EBITDA margin	33%	33%		36%	36%

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Sweden Business
The market continued to see price competition in both the large enterprise and SME segments. Tele2 continued its positive trend in customer growth with several new contracts with both municipalities and large enterprises. The company is going through a period of restructuring in order to focus on higher margin, network based ICT services, regain revenue growth and make structural cost savings.
End-user service revenue was broadly stable in the quarter on a pro-forma basis, with growth in Mobile and Solutions. A reduced market demand from legacy services such as fixed voice affected Fixed end-user service revenue, as well as Wholesale revenue.
Adjusted EBITDA declined by 12 percent and the adjusted EBITDA margin to 19 (22) percent, mainly related to declining revenue and earnings trend in the Wholesale business. Excluding Wholesale, adjusted EBITDA increased 1 percent and the adjusted EBITDA margin remained stable at 18 percent.

Operating data (by thousands)	2018 Q4 Pro forma	2017 Q4 Pro forma		2018 Dec 31	2017 Dec 31 Pro forma

RGUs	Net intake			Customer stock
Mobile
Postpaid	8	6		889	821

KPIs and Financials (SEK million)	2018 Q4 Pro forma	2017 Q4 Pro forma	organic %	2018 Full year Pro forma	2017 Full year Pro forma

ASPU, SEK
Mobile
Postpaid	183	191	–4.0%	186	195

Revenue
Mobile	485	468	4%	1,905	1,931
Fixed	298	335	–11%	1,238	1,395
Solutions	280	269	4%	1,051	1,045
End-user service revenue	1,063	1,072	–1%	4,194	4,371
Operator revenue, excluding Wholesale	36	30		127	123
Equipment revenue	504	476		1,744	1,553
Wholesale	136	151		573	655
Internal sales	1	2		4	3
Revenue	1,740	1,731	0%	6,642	6,705

Adjusted EBITDA	337	383	–12%	1,427	1,429
Of which Wholesale	45	94	–52%	191	195

Adjusted EBITDA margin	19%	22%		21%	21%

Baltics

Lithuania
The market was competitive in terms of pricing, with competitors specifically targeting Tele2 leading customer position.
Tele2’s Open Internet campaign won the Grand Prix award at the Golden Drum festival for Functional Efficiency, the first award ever of such calibre within advertising in Lithuania.
Net customer intake of –8,000 was attributable to a seasonal decline within prepaid of –32,000, but with increases within consumer postpaid small screen and mobile broadband.
Mobile end-user service revenue grew by 13 percent in local currency, driven by an increased postpaid residential and MBB customer base, and underpinned by a strong ASPU development.
The adjusted EBITDA margin increased slightly to 31 (30) percent. Adjusted EBITDA grew by 22 percent vs. 2017 Q4 due to higher service revenues.

Operating data (by thousands)	2018 Q4	2017 Q4		2018 Dec 31	2017 Dec 31

	Net intake			Customer stock
RGUs, mobile	–8	-3		1,861	1,792

KPIs and Financials (SEK million, unless otherwise stated)	2018 Q4	2017 Q4	organic %	2018 Full year	2017 Full year

ASPU (EUR)	6.1	5.6	9%	5.9	5.4

Revenue
End-user service revenue	350	292	13%	1,329	1,119
Operator revenue	61	57		249	223
Equipment revenue	243	174		822	595
Internal sales	9	6		30	20
Revenue	663	529	19%	2,430	1,957

Adjusted EBITDA	203	159	22%	816	651
Adjusted EBITDA margin	31%	30%		34%	33%

Capex	41	37		144	114
Capex / revenue	12%	13%		11%	10%

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Latvia
The market competition was mostly focused on customer intake using attractive below-the-line offers and handset sales. Competition in the business segment was intensive.
Tele2 pursued data monetization and customer loyalty activities in the consumer segment, and undertook new initiatives in B2B sector leading to better customer acquisition and churn prevention.
Net customer intake was positive within postpaid as a result of these activities, but normal seasonality within prepaid resulted in a net loss of –13,000 RGUs.
Mobile end-user service revenue grew by 5 percent in local currency, driven by ASPU growth related to data monetization.
The adjusted EBITDA margin increased to 36 (34) percent, driven mainly by revenue growth.

Operating data (by thousands)	2018 Q4	2017 Q4		2018 Dec 31	2017 Dec 31

	Net intake			Customer stock
RGUs, mobile	–13	–16		951	952

KPIs and Financials (SEK million, unless otherwise stated)	2018 Q4	2017 Q4	organic %	2018 Full year	2017 Full year

ASPU (EUR)	6.6	6.3	5%	6.6	6.1

Revenue
End-user service revenue	196	178	5%	768	672
Operator revenue	50	55		201	213
Equipment revenue	97	95		321	271
Internal sales	5	9		18	22
Revenue	348	337	–2%	1,308	1,178

Adjusted EBITDA	125	116	3%	474	417
Adjusted EBITDA margin	36%	34%		36%	35%

Capex	44	27		113	83
Capex / revenue	22%	15%		15%	12%

Estonia
The market competition focused on typical Christmas offers including handsets, tablets and combined service and hardware offers. Win back investment remained at high levels including both hardware and service discounts.
Tele2 continued to execute on its turnaround plan and strengthen its customers-first position.
Mobile net intake was –14,000, approximately half of which is related to postpaid small-screen and the remainder prepaid and mobile broadband.
Total end-user service revenue declined by 7 percent in local currency, but remained stable on a sequential basis.
Adjusted EBITDA declined by 13 percent in local currency, but grew on a sequential basis for the third consecutive quarter. The adjusted EBITDA margin declined to 22 (24) percent, driven by low-margin equipment sales and declining end-user service revenue.

Operating data (by thousands)	2018 Q4	2017 Q4		2018 Dec 31	2017 Dec 31

	Net intake			Customer stock
RGUs, mobile	–14	–5		437	464
KPIs and Financials (SEK million, unless otherwise stated)	2018 Q4	2017 Q4	organic %	2018 Full year	2017 Full year

ASPU (EUR)
Mobile	7.9	8.4	–6%	7.8	8.3

Revenue
End-user service revenue	114	117	–7%	451	455
Operator revenue	33	30		133	121
Equipment revenue	61	50		197	162
Internal sales	2	1		6	5
Revenue	210	198	0%	787	743

Adjusted EBITDA	46	48	–13%	167	185
Adjusted EBITDA margin	22%	24%		21%	25%

Capex	21	27		87	83
Capex / revenue	18%	23%		19%	18%

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Other markets

Croatia
The market competition remained largely focused on converged offers, content and mobile-only hardware campaigns, with an increased focus on retention. Tele2 offered hardware bundles with its unique Unlimited offer for postpaid.
Mobile end-user service revenue grew by 14 percent in local currency. The customer base increased 7 percent compared with year-end 2017, driven by Unlimited data on smartphones and mobile broadband, and ASPU grew by 7 percent.
In November 2018, the Croatian government decided to further reduce the spectrum fees, also with retrospective effect. The decision had a SEK 118 million positive effect on adjusted EBITDA in the fourth quarter, of which SEK 15 million relating to lower cost in the quarter and SEK 103 million relating to previous periods. Based on the new spectrum cost level, there was an underlying increase in the adjusted EBITDA margin in the fourth quarter to 14 percent from 11 percent.

Operating data (by thousands)	2018 Q4	2017 Q4		2018 Dec 31	2017 Dec 31

	Net intake			Customer stock
RGUs, mobile	–48	–43		897	841

KPIs and Financials (SEK million, unless otherwise stated)	2018 Q4	2017 Q4	organic %	2018 Full year	2017 Full year

ASPU (HRK)	74	69	7%	77	71

Revenue
End-user service revenue	285	233	14%	1,110	903
Operator revenue	58	50		269	245
Equipment revenue	173	178		550	539
Internal sales	2	1		8	7
Revenue	518	462	5%	1,937	1,694

Adjusted EBITDA	174	–55	390%	425	93
Adjusted EBITDA margin	34%	–12%		22%	5%

Capex	57	36		128	90
Capex / revenue	20%	15%		12%	10%

Germany
Customer churn remained stable in the fourth quarter in absolute terms, and there was a slight improvement in customer intake. The mobile customer base ended the quarter at 126,000 (142,000).
The continued focus on profitability and cash generation resulted in an adjusted EBITDA of SEK 58 (75) million representing an adjusted EBITDA margin of 46 (51) percent.

KPIs and Financials (SEK million)	2018 Q4	2017 Q4	organic %	2018 Full year	2017 Full year
Revenue	127	148	–18%	539	612

Adjusted EBITDA	58	75	–27%	249	265
Adjusted EBITDA margin	46%	51%		46%	43%

Tele2 – Full Year and Fourth Quarter Report 2018  11 (36)

Kazakhstan (discontinued)
The market continued to move in the direction of more limited use of zero-rated data on social networks in offers made to new subscribers. Combined fixed-mobile offers were also launched in the quarter.
Tele2 launched mobile financial services allowing customers to pay for goods and services directly from the balance of their mobile phones. Currently this covers over 150 services including public transportation, parking, utilities, online games and more.
Net intake amounted to 69,000 (100,000) reflecting the evolving competition and a target to attract higher-quality customers.
Mobile end-user service revenue grew by 20 percent. This was driven by a growth of the customer base of 4 percent and ASPU growth of 15 percent in local currency, underpinned by increased data consumption combined with continued restructuring of tariffs over the past year.
The adjusted EBITDA margin reached 39 (28) percent, mainly owing to revenue growth.
Capex of SEK 125 (148) million was slightly lower than last year due to lower rollout activity.
On December 28, 2018, Tele2 gave notice to exercise the put option stipulated in the joint venture (the JV) between Tele2 and Kazakhtelecom. By serving the put option notice to Kazakhtelecom, Tele2 has initiated the sale process with expected closing in approximately six months from the put option notice date. Following this, the Kazakh business is reported as a discontinued operation.

Operating data (by thousands)	2018 Q4	2017 Q4		2018 Dec 31	2017 Dec 31

	Net intake			Customer stock
RGUs, mobile	69	100		7,160	6,914

KPIs and Financials (SEK million)	2018 Q4	2017 Q4	organic %	2018 Full year	2017 Full year

ASPU (KZT)	1,236	1,071	15%	1,138	998

Revenue
End-user service revenue	650	552	20%	2,425	2,096
Operator revenue	162	151		637	601
Equipment revenue	6	7		22	24
Internal sales	0	0		0	0
Revenue	818	710	17%	3,084	2,721

Adjusted EBITDA	317	197	65%	1,057	642
Adjusted EBITDA margin	39%	28%		34%	24%

Capex	125	148		274	501
Capex / revenue	15%	21%		9%	18%

Tele2 – Full Year and Fourth Quarter Report 2018  12 (36)

Proforma Group Summary

SEK million	2018 Q4 Pro forma	2017 Q4 Pro forma	2018 Full year Pro forma	2017 Full year Pro forma

REVENUE
Sweden Consumer	4,129	4,059	15,832	15,488
Sweden Business	1,740	1,731	6,642	6,705
Lithuania	663	529	2,430	1,957
Latvia	348	337	1,308	1,178
Estonia	210	198	787	743
Croatia	518	462	1,937	1,694
Germany	127	148	539	612
IoT	53	37	200	147
Other	34	37	152	135
Internal sales, elimination	–19	–19	–66	–57
TOTAL	7,803	7,519	29,761	28,602

ADJUSTED EBITDA
Sweden Consumer	1,381	1,335	5,691	5,635
Sweden Business	337	383	1,427	1,429
Lithuania	203	159	816	651
Latvia	125	116	474	417
Estonia	46	48	167	185
Croatia	174	–55	425	93
Germany	58	75	249	265
IoT	–33	–34	–112	–101
Other	–70	–48	–106	–64
TOTAL	2,221	1,979	9,031	8,510

CAPEX
Sweden	1,373	523	2,587	1,662
Lithuania	41	37	144	114
Latvia	44	27	113	83
Estonia	21	27	87	83
Croatia	57	36	128	90
Germany	0	0	0	0
IoT	11	12	29	30
Other	110	111	393	289
TOTAL	1,657	773	3,481	2,351

of which
Network	473	455	1,308	1,197
IT	315	213	935	667
Customer equipment	84	75	381	363
Spectrum	721	0	722	1
Other	64	30	135	123

Tele2 – Full Year and Fourth Quarter Report 2018  13 (36)

Other items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors. The risk factors considered to be most significant to Tele2’s future development are spectrum auctions, regulation, market competitiveness and changing technology, strategy implementation and integration, operations in Kazakhstan, network and IT infrastructure, data protection and cyber security, external relationships and Joint Ventures, geopolitical conditions and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Please refer to Tele2’s annual report for 2017 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.

Merger with Com Hem
On October 8, 2018, the European Commission (EC) issued an unconditional approval of the merger of Tele2 and Com Hem. The merger subsequently closed on 5 November. Tele2 paid SEK 6,546 million and issued 183,441,585 new Tele2 B shares as merger consideration to Com Hem shareholders. The newly issued shares represent 26.6 percent economic ownership of Tele2.

New board members
In accordance with resolutions at the Extraordinary General Meeting on September 21, 2018, Andrew Barron and Eva Lindqvist became new Board members of Tele2, effective on 5 November, 2018, following the closing of the merger with Com Hem.

Changes to Tele2 Leadership Team
As announced during the course of the second half of 2018, Tele2 has undergone a number of changes to its reporting structure and organisation, including changes to its Leadership Team. The Group’s Leadership Team is described at www.tele2.com under the section Governance.

Approval and closing of the Dutch merger between Tele2 and T-Mobile
On November 27, 2018, the European Commission (EC) issued an unconditional approval of the merger of Tele2 Netherlands and T-Mobile Netherlands. The transaction closed on 2 January, 2019. Following the completion of the merger, Tele2 owns 25 percent of the enlarged T-Mobile NL and Deutsche Telekom owns 75 percent. Tele2 also receives a cash payment of EUR 190 million in the first quarter of 2019, subject to standard post-closing adjustments.

Nomination Committee for the 2019 Annual General Meeting
In accordance with the resolution of the 2018 Annual General Meeting on May 21, a Nomination Committee has been convened, consisting of members appointed by the largest shareholders in terms of voting interest in Tele2 AB (publ) (“Tele2”).
The Nomination Committee comprises Georgi Ganev appointed by Kinnevik AB, John Hernander appointed by Nordea Funds, and Hans Ek appointed by SEB Investment Management AB.
The three members of the Nomination Committee were appointed by shareholders that jointly represented approximately 52 percent of the total votes in Tele2. The members of the Nomination Committee appointed Georgi Ganev as the Committee Chairman.
Information about the work of the Nomination Committee can be found on Tele2’s corporate website at www.tele2.com. Shareholders wishing to propose candidates for election to the Board of Directors of Tele2 should submit their proposal in writing to agm@tele2.com or to legal counsel Katarina Areskoug, Tele2 AB (publ), P.O. Box 62, SE 164 94 Kista, Sweden.

Auditors’ review
This full-year report has not been subject to specific review by the company’s auditors.

Other
The annual report for 2018 is expected to be released on April 1, 2019 and will be available onwww.tele2.com.
Tele2 will release its financial and operating results for the period ending March 31, 2019 on April 24, 2019.

The Board of Directors and CEO declare that the full-year report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, February 13, 2019
Tele2 AB

Georgi Ganev
Chairman

Sofia Arhall Bergendorff	Andrew Barron	Anders Björkman

Cynthia Gordon	Eva Lindqvist	Lars-Åke Norling

Eamonn O’Hare	Carla Smits-Nusteling

Allison Kirkby
President and CEO

Tele2 – Full Year and Fourth Quarter Report 2018  14 (36)

Q4 2018 PRESENTATION
Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CET (09:00 am GMT/04:00 am EST) on Wednesday, February 13, 2019. The presentation will be held in English and also made available as a webcast on Tele2’s website: www.tele2.com.

Dial-in information:
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers:
SE: +46 (0) 8 5065 3942
UK: +44 (0) 330 336 9411
US: +1 929-477-0448

CONTACTS	APPENDICES

Erik Strandin Pers
Head of Investor Relations
Telephone: +46 (0) 733 41 41 88

Tele2 AB
Company registration nr: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel + 46 (0) 8 5620 0060
www.tele2.com

VISIT OUR WEBSITE: www.tele2.com

Unaudited condensed consolidated income statement
Unaudited condensed consolidated comprehensive income
Unaudited condensed consolidated balance sheet
Unaudited condensed consolidated cash flow statement
Unaudited condensed consolidated statement of changes in equity
Unaudited condensed parent company
Notes
Non-IFRS measures

Tele2 – Full Year and Fourth Quarter Report 2018  15 (36)

Unaudited condensed
consolidated income statement

SEK million	Note	2018 Oct 1–Dec 31	2017 Oct 1–Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)

CONTINUING OPERATIONS
Revenue	2	7,122	5,714	23,704	21,466
Cost of services provided and equipment sold	3	–4,033	–3,277	–13,335	–11,903
Gross profit		3,089	2,437	10,369	9,563

Selling expenses	3	–1,246	–1,101	–3,947	–3,892
Administrative expenses	3	–779	–647	–2,397	–2,268
Result from shares in joint ventures and associated companies		–4	–1	9	–
Other operating income		52	41	196	128
Other operating expenses	3	–162	–25	–480	–62
Operating profit		950	704	3,750	3,469

Interest income		4	3	15	11
Interest expenses	5	–100	–81	–327	–314
Other financial items		–18	–	–66	–1
Profit after financial items		836	626	3,372	3,165

Income tax	4	–1,175	–165	–1,762	–734
NET PROFIT/LOSS FROM CONTINUING OPERATIONS		–339	461	1,610	2,431

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	11	10	–1,413	–619	–2,211
NET PROFIT/LOSS		–329	–952	991	220

ATTRIBUTABLE TO
Equity holders of the parent company		–405	–1,043	853	192
Non-controlling interests		76	91	138	28
NET PROFIT/LOSS		–329	–952	991	220

Earnings per share (SEK)	8	–0.89	–2.08	1.61	0.38
Earnings per share, after dilution (SEK)	8	–0.89	–2.08	1.59	0.37

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		–339	461	1,610	2,431

Earnings per share (SEK)	8	–0.84	0.97	3.03	4.88
Earnings per share, after dilution (SEK)	8	–0.84	0.97	3.01	4.87

Tele2 – Full Year and Fourth Quarter Report 2018  16 (36)

Unaudited condensed
consolidated comprehensive income

SEK million	2018 Oct 1–Dec 31	2017 Oct 1–Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)

NET PROFIT/LOSS	–329	–952	991	220

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT/LOSS
Pensions, actuarial gains/losses	–25	–6	–39	–29
Pensions, actuarial gains/losses, tax effect	5	1	8	6
Components not to be reclassified to net profit/loss	–20	–5	–31	–23

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT/LOSS
Exchange rate differences
Translation differences in foreign operations	–78	515	660	240
Tax effect on above	8	206	–74	292
Reversed cumulative translation differences from divested companies	–	–16	–	–16
Tax effect on above	–	546	–	546
Translation differences	–70	1,251	586	1,062
Hedge of net investments in foreign operations	5	–98	–155	–98
Tax effect on above	–1	21	34	21
Hedge of net investments	4	–77	–121	–77
Exchange rate differences	–66	1,174	465	985

Cash flow hedges
Profit/loss arising on changes in fair value of hedging instruments	–5	1	–16	16
Reclassified cumulative loss to income statement	9	19	70	72
Tax effect on cash flow hedges	–3	–5	–16	–20
Cash flow hedges	1	15	38	68

Components that may be reclassified to net profit/loss	–65	1,189	503	1,053

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	–85	1,184	472	1,030

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	–414	232	1,463	1,250

ATTRIBUTABLE TO
Equity holders of the parent company	–490	30	1,321	1,064
Non-controlling interests	76	202	142	186
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	–414	232	1,463	1,250

Tele2 – Full Year and Fourth Quarter Report 2018  17 (36)

Unaudited condensed
consolidated balance sheet

SEK million	Note	Dec 31, 2018	Dec 31, 2017 (Restated)

ASSETS

NON-CURRENT ASSETS
Goodwill	9	30,159	5,517
Other intangible assets	9	19,604	4,044
Intangible assets		49,763	9,561
Tangible assets		9,192	8,692
Financial assets	5	1,028	794
Capitalized contract costs		373	380
Deferred tax assets	4	368	1,911
NON-CURRENT ASSETS		60,724	21,338

CURRENT ASSETS
Inventories		669	689
Current receivables		6,825	6,726
Current investments		2	3
Cash and cash equivalents	6	404	802
CURRENT ASSETS		7,900	8,220

ASSETS CLASSIFIED AS HELD FOR SALE	11	14,020	10,166

ASSETS		82,644	39,724

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company		36,334	17,246
Non-controlling interests		28	-114
EQUITY	8	36,362	17,132

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	23,238	11,565
Non-interest-bearing liabilities		4,206	998
NON-CURRENT LIABILITIES		27,444	12,563

CURRENT LIABILITIES
Interest-bearing liabilities	5	6,763	820
Non-interest-bearing liabilities		8,088	7,074
CURRENT LIABILITIES		14,851	7,894

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	11	3,987	2,135

EQUITY AND LIABILITIES		82,644	39,724

Tele2 – Full Year and Fourth Quarter Report 2018  18 (36)

Unaudited condensed
consolidated cash flow statement
(Total operations)

SEK million	Note	2018 Full year	2017 Full year (Restated)
OPERATING ACTIVITIES
Net profit		991	220
Adjustments for non-cash items in net profit		5,292	5,577
Changes in working capital		–1,123	–65
Cash flow from operating activities		5,160	5,732

INVESTING ACTIVITIES
Additions to intangible and tangible assets		–3,403	–3,213
Acquisition and sale of shares and participations	9	–6,406	661
Other financial assets, received payments		–	20
Cash flow from investing activities		–9,809	–2,532

FINANCING ACTIVITIES
Proceeds from loans	5	17,627	2,996
Repayments of loans	5	–11,389	–3,042
Dividends paid	8	–2,013	–2,629
Cash flow from financing activities		4,225	–2,675
NET CHANGE IN CASH AND CASH EQUIVALENTS		–424	525

Cash and cash equivalents at beginning of period		802	257
Exchange rate differences in cash and cash equivalents		26	20
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	404	802

Tele2 – Full Year and Fourth Quarter Report 2018  19 (36)

Unaudited condensed consolidated statements of changes in equity

		Dec 31, 2018
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Equity at January 1		634	7,841	–715	2,506	6,747	17,013	–99	16,914
Restatement	10	–	–	64	147	–264	–53	–15	–68
Change in accounting principles, IFRS 15	10	–	–	–	17	269	286	–	286
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,841	–651	2,670	6,752	17,246	–114	17,132
Change in accounting principles, IFRS 9		–	–	–	–	–42	–42	–	–42
Equity at January 1 (post restatement and adoption of IFRS 15 and IFRS 9)		634	7,841	–651	2,670	6,710	17,204	–114	17,090

Net profit		–	–	–	–	853	853	138	991
Other comprehensive income for the period, net of tax		–	–	–83	582	–31	468	4	472
Total comprehensive income for the period		–	–	–83	582	822	1,321	142	1,463

OTHER CHANGES IN EQUITY
Share-based payments	8	–	–	–	–	42	42	–	42
Share-based payments, tax effect	8	–	–	–	–	14	14	–	14
Proceed from issuance of shares	8	229	19,537	–	–	–	19,766	–	19,766
Dividends	8	–	–	–	–	–2,013	–2,013	–	–2,013
EQUITY AT END OF THE PERIOD		863	27,378	–734	3,252	5,575	36,334	28	36,362

		Dec 31, 2017 (Restated)
		Attributable to equity holders of the parent company
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Equity at January 1		634	7,836	–680	1,743	8,941	18,474	–278	18,196
Restatement	10	–	–	38	10	–60	–12	–22	–34
Change in accounting principles, IFRS 15	10	–	–	–	13	298	311	–	311
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,836	–642	1,766	9,179	18,773	–300	18,473
Net profit		–	–	–	–	192	192	28	220
Other comprehensive income for the period, net of tax		–	–	–9	904	–23	872	158	1,030
Total comprehensive income for the period		–	–	–9	904	169	1,064	186	1,250
OTHER CHANGES IN EQUITY
Share-based payments	8	–	–	–	–	27	27	–	27
Share-based payments, tax effect	8	–	–	–	–	6	6	–	6
Proceed from issuance of shares	8	–	7	–	–	–	7	–	7
Taxes on new share issue costs	8	–	–2	–	–	–	–2	–	–2
Dividends	8	–	–	–	–	–2,629	–2,629	–	–2,629
EQUITY AT END OF THE PERIOD		634	7,841	–651	2,670	6,752	17,246	–114	17,132

Tele2 – Full Year and Fourth Quarter Report 2018  20 (36)

Unaudited condensed
parent company

Income statement

SEK million	2018 Full year	2017 Full year (Restated)

Revenue	60	59
Administrative expenses	–129	–123
Other operating income	3	–
Other operating expenses	–360	–
Operating loss	–426	–64

Dividend from group company	600	7,000
Interest revenue and similar income	21	–
Interest expense and similar costs	–369	–321
Profit/loss after financial items	–174	6,615

Appropriations, group contribution	1,022	348
Tax on profit/loss	–52	8
NET PROFIT	796	6,971

Balance sheet

SEK million	Note	Dec 31, 2018	Dec 31, 2017 (Restated)
			Dec 31, 2018
ASSETS

NON-CURRENT ASSETS
Financial assets		47,083	13,608
NON-CURRENT ASSETS		47,083	13,608

CURRENT ASSETS
Current receivables		15,785	13,065
Cash and cash equivalents		25	–
CURRENT ASSETS		15,810	13,065

ASSETS		62,893	26,673

EQUITY AND LIABILITIES

EQUITY
Restricted equity	8	5,848	5,619
Unrestricted equity	8	28,874	10,470
EQUITY		34,722	16,089

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	21,721	9,830
NON-CURRENT LIABILITIES		21,721	9,830

CURRENT LIABILITIES
Interest-bearing liabilities	5	6,113	656
Non-interest-bearing liabilities		337	98
CURRENT LIABILITIES		6,450	754

EQUITY AND LIABILITIES		62,893	26,673

Tele2 – Full Year and Fourth Quarter Report 2018  21 (36)

Notes

NOTE 1 ACCOUNTING PRINCIPLES AND DEFINITIONS
The interim financial information for the Group for the twelve month and three month periods ended December 31, 2018 has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board. In all respects other than those described below, Tele2 has presented the financial statements for the period ended December 31, 2018 in accordance with the accounting policies and principles applied in the 2017 Annual Report. The description of these principles and definitions is found in Note 1 and Note 35 in the Annual Report 2017.
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as issued by the IASB and endorsed by the EU as of and for the year ended December 31, 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The effects on the twelve month and three month periods ended December 31, 2017 are stated in Note 10.
As a result of Tele2’s merger with Com Hem on November 5, 2018, and the subsequent changes in Tele2’s management structure and the financial information regularly evaluated by the Leadership Team, Tele2’s operating segments have changed. The prior segment Tele2 Sweden has been split on Sweden Consumer and Sweden Business. Tele2 has also separated its IoT (internet-of-things) operations from the segment Other. The comparable numbers have been recasted.
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the twelve month and three month periods ended December 31, 2017 are stated in Note 10.
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. The accounting policies related to Financial Assets and Liabilities remain consistent with those described in Note 1 of the 2017 Annual Report except for accounts receivables and other receivables, which have been updated as follows in accordance with the adoption of IFRS 9:
●
Tele2’s accounts receivables and other receivables are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. An allowance for expected credit losses is calculated no matter if a loss event has occurred or not. Tele2 applies the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS  15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. Any impairment loss is reported as an operating expense.

Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2018 are consistent with those found in Note 35 of the 2017 Annual Report.
The other amendments to IFRSs applicable from January 1, 2018 had no significant effects to Tele2’s financial reports for the twelve month and three month periods ended December 31, 2017 and 2018.
For changes expected from the adoption of IFRS 16 Leases as of January 1, 2019, see Note 10.
Figures presented in this report refer to October 1–December 31 (Q4), 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017.

NOTE 2 REVENUE
Revenue

SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)
Sweden Consumer	3,473	2,324	10,000	8,632
Sweden Business	1,715	1,661	6,417	6,425
Lithuania	663	529	2,430	1,957
Latvia	348	337	1,308	1,178
Estonia	210	198	787	743
Croatia	518	462	1,937	1,694
Germany	127	148	539	612
IoT	53	37	200	147
Other	34	37	152	135
Internal sales, elimination	–19	–19	–66	–57
TOTAL	7,122	5,714	23,704	21,466

Internal sales

SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)

Sweden Business	1	2	4	3
Lithuania	9	6	30	20
Latvia	5	9	18	22
Estonia	2	1	6	5
Croatia	2	1	8	7
TOTAL	19	19	66	57

Tele2 – Full Year and Fourth Quarter Report 2018  22 (36)

Revenue split per category
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)

Sweden Consumer
End-user service revenue	2,578	1 564	7,220	6,260
Operator revenue	182	151	644	624
Equipment revenue	713	609	2,136	1,748
	3,473	2,324	10,000	8,632
Sweden Business
End-user service revenue	1,039	1,004	3,979	4,103
Operator revenue	172	181	700	778
Equipment revenue	503	474	1,734	1,541
Internal sales	1	2	4	3
	1,715	1,661	6,417	6,425
Lithuania
End-user service revenue	350	292	1,329	1,119
Operator revenue	61	57	249	223
Equipment revenue	243	174	822	595
Internal sales	9	6	30	20
	663	529	2,430	1,957
Latvia
End-user service revenue	196	178	768	672
Operator revenue	50	55	201	213
Equipment revenue	97	95	321	271
Internal sales	5	9	18	22
	348	337	1,308	1,178
Estonia
End-user service revenue	114	117	451	455
Operator revenue	33	30	133	121
Equipment revenue	61	50	197	162
Internal sales	2	1	6	5
	210	198	787	743
Croatia
End-user service revenue	285	233	1,110	903
Operator revenue	58	50	269	245
Equipment revenue	173	178	550	539
Internal sales	2	1	8	7
	518	462	1,937	1,694
Germany
End-user service revenue	127	147	536	608
Operator revenue	–	1	1	1
Equipment revenue	–	–	2	3
	127	148	539	612
IoT
End-user service revenue	53	37	200	147
	53	37	200	147
Other
Operator revenue	34	37	152	135
	34	37	152	135
TOTAL
End-user service revenue	4,742	3,572	15,593	14,267
Operator revenue	590	562	2,349	2,340
Equipment revenue	1,790	1,580	5,762	4,859
Internal sales	19	19	66	57
TOTAL	7,141	5,733	23,770	21,523

Revenue in Sweden
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)
Sweden Consumer
Mobile	1,478	1,473	5,881	5,859
Fixed	991	91	1,230	401
Landlord & Other	109	–	109	–
End-user service revenue	2,578	1,564	7,220	6,260
Operator revenue	182	151	644	624
Equipment revenue	713	609	2,136	1,748
Sweden Consumer	3,473	2,324	10,000	8,632

Sweden Business
Mobile	481	459	1,864	1,894
Fixed	279	283	1,075	1,188
Solutions	279	262	1,040	1,021
End-user service revenue	1,039	1,004	3,979	4,103
Operator revenue, excluding Wholesale	36	30	127	123
Equipment revenue	503	474	1,734	1,541
Wholesale	136	151	573	655
Internal sales	1	2	4	3
Sweden Business	1,715	1,661	6,417	6 425

Total revenue in Sweden	5,188	3,985	16,417	15,057

NOTE3 SEGMENT REPORTING
Adjusted EBITDA
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)
Sweden Consumer	1,121	696	3,369	2,969
Sweden Business	332	358	1,373	1,383
Lithuania	203	159	816	651
Latvia	125	116	474	417
Estonia	46	48	167	185
Croatia	174	–55	425	93
Germany	58	75	249	265
IoT	–33	–34	–112	–101
Other	–70	–48	–106	–64
TOTAL	1,956	1,315	6,655	5,798

Reconciling items to reported operating profit/loss
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31 (Restated)	2018 Full year	2017 Full year (Restated)
Adjusted EBITDA	1,956	1,315	6,655	5,798
Reversal of prevously impaired non-current assets	149	–	149	–
Acquisition costs	–102	–19	–306	–20
Integration costs	–161	–25	–311	–145
Challenger program	–	–9	–	–78
Items affecting comparability	–114	–53	–468	–243
Depreciation/amortization	–888	–557	–2,446	–2,086
Result from shares in joint ventures and associated companies	–4	–1	9	–
Operating profit	950	704	3,750	3,469

Reversal of impairment
The impairment loss of non-current assets other than goodwill recognized in Croatia during 2012 and 2013 has been reversed in Q4 2018, with SEK 149 million as a result of the business performing better than management’s previous estimates.

Acquisition costs
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31	2018 Full year	2017 Full year
Com Hem, Sweden	–102	–20	–306	–20
TDC, Sweden	–	1	–	–
Acquisition costs	–102	–19	–306	–20

Acquisition costs are reported as other operating expenses.

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Integration costs
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31	2018 Full year	2017 Full year
TDC, Sweden	–20	–25	–101	–145
Com Hem, Sweden	–141	–	–210	–
Integration costs	–161	–25	–311	–145
Reported as:
-cost of services provided	–5	–1	–24	–19
-selling expenses	–25	–	–43	–23
-administrative expenses	–131	–24	–244	–103
Consist of:
-redundancy costs	–166	–5	–181	–62
-other employee and consultancy costs	13	–16	–102	–72
-exit of contracts and other costs	–8	–4	–28	–11

Challenger program: restructuring costs
SEK million	2018 Oct 1-Dec 31	2017 Oct 1-Dec 31	2018 Full year	2017 Full year
Costs of services provided	–	–2	–	–7
Selling expenses	–	–	–	–1
Administrative expenses	–	–7	–	–70
Challenger program costs	–	–9	–	–78
Consist of:
-redundancy costs	–	4	–	–31
- other employee and consultancy costs	–	–13	–	–46
-exit of contracts and other costs	–	–	–	–1

The Challenger program ended on December 31, 2017. For additional information, please refer to Note 6 of the 2017 Annual Report.

NOTE 4 TAXES
In Q4 2018, taxes were positively affected by a recognition of deferred tax assets in Croatia and Germany of SEK 53 million and SEK 51 million respectively, and negatively by an impairment of deferred tax assets in Luxembourg of SEK 1,134 million due to a decision to reorganize the operation in 2020.
On June 13, 2018 new tax rules and tax rates were enacted in Sweden. The new rules include a general limitation on interest deduction and a decrease of the corporate income tax rate from 22 to 20.6 percent. The decrease of the tax rate will take place in two steps and the new tax rules will be effective from January 1, 2019. For the years 2019 and 2020 the tax rate is 21.4 percent and for 2021 and onwards the tax rate is 20.6 percent. Tele2 has in June 2018 recognized a positive one time effect due to the changed tax rules of SEK 20 million.

NOTE 5 FINANCIAL ASSETS AND LIABILITIES
Financing
	Interest-bearing liabilities
	Dec 31, 2018		Dec 31, 2017 (Restated)
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	1,500	8,796	–	8,534
Bonds EUR, Sweden	–	10,284	–	–
Commercial papers, Sweden	4,491	–	500	–
Financial institutions	415	2,583	39	1,473
	6,406	21,663	539	10,007
Provisions	224	1,471	97	983
Other liabilities	133	104	184	575
	6,763	23,238	820	11,565
Total interest-bearing liabilities		30,001		12,385

On December 17, 2018 Tele2 announced its SEK 2 billion loan agreement with the Nordic Investment Bank (NIB) for the financing of Tele2’s merger with Com Hem. The additional funding from NIB will extend Tele2’s maturity profile and achieve further diversification of its funding. The additional funding is conditioned by the existing loan of EUR 130 million as of December 31, 2018 is cancelled. The cancellation took place in January 2019.
On November 5, 2018 Tele2 executed its first euro bond issue of EUR 1 billion in two tranches of each EUR 500 million with a maturity of 5.5 and 9.5 years respectively with a fixed coupon rate of 1.125 and 2.125 percent respectively. In November 2018, Tele2 also issued SEK 1.75 billion of two year bonds with an effective interest rate of STIBOR 3m +0.51 percent. Net proceeds from the issuances were used to finance the cash consideration of the completed merger with Com Hem, as well as to refinance Com Hem’s existing debt on the date of the merger. The bonds have been issued under Tele2’s EMTN program and are listed on the Luxembourg Stock Exchange.
On January 10, 2018 Tele2 announced the merger plan with Com Hem, Sweden. Tele2 obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility. Please refer to Note 9. The bridge facility was cancelled during Q4, 2018.
As of the date of this report, Tele2 has a credit facility with a syndicate of banks. In January 2019, the facility was extended with one year to 2024 and has one remaining one year extension option. The facility amounts to EUR 760 million and was unutilized on December 31, 2018. On April 6, 2018, the European Investment Bank (EIB) six year credit facility was utilized by EUR 125 million.

Transfer of right of payment of receivables
Tele2 Sweden transfers the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. The right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 486 (328) million and SEK 1,516 (1,327) million, respectively, for the three month and twelve month periods ended on December 31, 2018.

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Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2018, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions except for the adoption from January 1, 2018, of an expected credit loss model for financial assets triggered by IFRS 9.

	Dec 31, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	7	898	–	905	905
Accounts receivables	–	–	2,509	–	2,509	2,509
Other current receivables	33	–	2,364	–	2,397	2,397
Current investments	–	–	2	–	2	2
Cash and cash equivalents	–	–	404	–	404	404
Assets classified as held for sale	–	–	2,659	–	2,659	2,659
Total financial assets	33	7	8,836	–	8,876	8,876

Liabilities to financial institutions and similar liabilities	–	–	–	28,069	28,069	28,136
Other interest-bearing liabilities	113	15	–	109	237	237
Accounts payable	–	–	–	3,004	3,004	3,004
Other current liabilities	–	–	–	689	689	689
Liabilities directly associated with assets classified as held for sale	–	764	–	1,361	2,125	2,113
Total financial liabilities	113	779	–	33,232	34,124	34,179

	Dec 31, 2018
	Assets and liabilities at fair value through profit/loss
SEK million	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	1	658	–	659	659
Accounts receivables	–	–	2,224	–	2,224	2,224
Other current receivables	17	–	2,902	–	2,919	2,919
Current investments	–	–	3	–	3	3
Cash and cash equivalents	–	–	802	–	802	802
Assets classified as held for sale	–	–	2,243	–	2,243	2,243
Total financial assets	17	1	8,832	–	8,850	8,850

Liabilities to financial institutions and similar liabilities	–	–	–	10,546	10,546	10,629
Other interest-bearing liabilities	156	456	–	147	759	790
Accounts payable	–	–	–	1,937	1,937	1937
Other current liabilities	–	–	–	1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	–	–	–	967	967	967
Total financial liabilities	156	456	–	15,002	15,614	15,728

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 are presented below.
	Dec 31, 2018		Dec 31, 2017
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	1	456	1	124
Business combinations	6	–	–	–
Changes in fair value, earn-out Kazakhstan	–	332	–	332
Other contingent considerations:
-paid	–	–12	–	–8
-other changes	–	3	–	8
As of the end of the period	7	779	1	456

In Q4 2017, a liability was reported for the long-term incentive program (IoTP) for Tele2 employees of Tele2’s IoT business (internet-of-things). The estimated fair value of the program amounted on December 31, 2018 to SEK 4 (December 31, 2017: 3) million. The program is built on transferrable synthetic options. The fair value of the program is determined with support from an independent valuation institute. During Q4 2018, Tele2 decided to close down the incentive program for IoTP in Q1 2019 by settlement in cash.
In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In Q1 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on December 31, 2018 to SEK 11 (December 31, 2017: 21) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on December 31, 2018 to SEK 764 (December 31, 2017: 432) million respectively. The fair value was calculated based on expected future cash flows of the jointly owned company. On December 31, 2018 the earn-out liability has been classified as a liability associated with assets held for sale, please refer to Note 11.

NOTE 6 RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations (Svenska UMTS-nät AB and Net4Mobility HB), for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.
SEK million	Dec 31, 2018	Dec 31, 2017
Cash and cash equivalents in joint operations	60	67

Kazakhtelecom has 49 percent of the voting rights in the jointly owned company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. On December 28, 2018, Tele2 gave Kazakhtelecom notice to exercise Tele2’s put option on its shares in Tele2 Kazakhstan, see Note 11. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2018. Other related parties are presented in Note 37 of the 2017 Annual Report.

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NOTE 7 CONTINGENT LIABILITIES
SEK million	Dec 31, 2018	Dec 31, 2017
Asset dismantling obligation, discontinued operation	159	149
Total contingent liabilities	159	149

Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.

NOTE 8 EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Dec 31, 2018	Dec 31, 2017
Total number of shares	690,341,597	506,900,012
Number of treasury shares	–3,338,529	–4,144,459
Number of outstanding shares	687,003,068	502,755,553
Number of outstanding shares, weighted average	531,098,522	502,614,759
Number of shares after dilution	690,115,713	505,931,001
Number of shares after dilution, weighted average	534,505,915	505,637,139

As a result of share rights in the LTI 2016, LTI 2017 and LTI 2018 being exercised on December 7, 2018, Tele2 delivered 356,891 B-shares in treasury shares to some of the participants in the program. This was an early vesting of the program following the merger with Com Hem, see information below.
On November 5, 2018, Tele2 has performed a new issue of 183,441,585 class B shares as merger consideration in connection with the acquisition of Com Hem (please refer to Note 9). As a result, equity has increased with SEK 19 766 million.
On September 10, 2018, 145,831 class A shares were reclassified into class B shares.
As a result of share rights in the LTI 2015 being exercised on May 4, 2018, Tele2 delivered 449,039 B-shares in treasury shares to the participants in the program.
Changes in shares during previous year are stated in Note 24 in the 2017 Annual Report.

Outstanding share right programs
	Dec 31, 2018	Dec 31, 2017
LTI 2018	1,482,420	–
LTI 2017	1,050,018	1,373,574
LTI 2016	801,040	1,065,265
LTI 2015	–	736,609
Total outstanding share rights	3,333,478	3,175,448
of which will be settled in cash	220,833	–

All outstanding long-term incentive programs (LTI 2016, LTI 2017 and LTI 2018) are based on the same structure, except for that LTI 2018 does not have a ROCE measure, and additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2017 Annual Report. During the first twelve months 2018, the total cost before tax for the long-term incentive programs (LTI) amounted to SEK 90 (44) million.

LTI 2018
At the Annual General Meeting held on May 21, 2018, the shareholders approved a retention and performance-based incentive program (LTI 2018) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program (LTI 2017), except for that LTI 2018 does not have a ROCE measure. The measurement period for retention and performance-based conditions for LTI 2018 is from April 1, 2018 until March 31, 2021.

On December 14, 2018 an additional allotment of 363,216 share rights was performed as a result of the acquisition of Com Hem.
Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs, together with the additional cost from the allotment in connection with the Com Hem merger, are expected to amount to SEK 112 million, of which social security costs to SEK 35 million.
To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 1,750,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

LTI 2016-2018, reorganization as an effect of the Com Hem merger
As a result of the Com Hem merger and the following reorganization, an early vesting was performed for some of the participants in LTI 2016, LTI 2017 and LTI 2018 programs. The exercise of the share rights was conditional upon the fulfilment of certain retention and performance-based conditions. To determine the number of share rights allowed for early vesting the actual outcome of the conditions as of the early vesting date has been compared with the conditions in the programs. If the conditions were fulfilled the number of share rights have been reduced proportionally with the remaining vesting period to the initial vesting period of three years. If the conditions were partly met the number of share rights have been reduced in proportion to the fulfillment level. The number of share rights exchanged in Q4 2018 for shares in Tele2 amounts to 356,891 share rights at a weighted average share price of SEK 110.86.

LTI 2015
The exercise of the share rights in LTI 2015 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2015 until March 31, 2018. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 449,039 have been exchanged for shares in Tele2 and 7,344 share rights have been exchanged for cash during Q2 2018. The weighted average share price for share rights for the LTI 2015 at date of exercise amounted to SEK 113.41.
	Retention and performance-based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	36.7%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	9%	12%	4.7%	0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	34.2%	100%

Dividend
Tele2’s Board of Directors propose a dividend of SEK 4.40 per share in respect of the financial year 2018 at the Annual General Meeting in May 2019, to be paid in two equal tranches during 2019. This corresponds to a total of SEK 3,023 million.
In May 2018, Tele2 paid to its shareholders a dividend for 2017 of SEK 4.00 (5.23) per share. The dividend paid in 2018 corresponded to a total of SEK 2,013 (2,629) million.

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NOTE 9 BUSINESS ACQUISITIONS AND
DIVESTMENTS
Acquisitions and divestments of shares and participations affecting cash flow were as follows:
SEK million	2018 Full year	2017 Full year
Acquisitions
Com Hem, Sweden	–6,400	–
TDC, Sweden	–	–8
Mobile payment, Lithuania	–7	–7
Altlorenscheuerhof, Luxembourg repayment capital	1	–
Total acquisition of shares and participations	–6,406	–15

Divestments
Tele2 Austria	–	676
Total sale of shares and participations	–	676
TOTAL CASH FLOW EFFECT	–6,406	661

Acquisitions
Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger was approved by the shareholders in respective companies on September 21, 2018, unconditionally by the European Commission on October 8, 2018, and was implemented on November 5, 2018 by Tele2 absorbing Com Hem. Com Hem’s shareholders received as merger consideration of SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger (please refer to Note 8). Hence, Com Hem’s shareholders received 26.6 percent economic ownership in Tele2 and a total cash consideration of SEK 6,546 million. The number of shares issued by Tele2 as merger consideration amounted to 183,441,585 B shares. The fair value of these shares was determined based on the closing price of Tele2’s B shares on November 5, 2018, amounting to SEK 107.75 per share.
Com Hem is one of Sweden’s largest fixed telecom service providers, selling services to approximately 1.5 million customers in both apartment buildings and houses through Com Hem’s vertically integrated FiberCoax network, third party fiberLAN networks, and the digital terrestrial network. Com Hem is a leading supplier of high-speed broadband, TV and fixed-line telephony to Swedish homes and businesses to all major cities in Sweden through the Com Hem, Boxer and Phonera brands delivering net sales in 2017 of SEK 7.1 billion and an adjusted EBITDA of SEK 2.7 billion. The operations had 1,108 employees at the end of 2017.
Goodwill in connection with the acquisition is related to Tele2’s expectation to obtain synergies resulting from the coordination of the operations of Com Hem and Tele2. In total, annual cost and revenue synergies are estimated to be around SEK 1,350 million, of which cost synergies are estimated to be approximately SEK 900 million annually. The majority of the cost synergies are anticipated to arise from network, IT and infrastructure efficiencies, optimization of customer care, sales and marketing as well as management and administrative function. It is expected that the full run-rate savings of the cost synergies will be achieved within three years after the merger. Furthermore, one year after the merger the run-rate cost savings are expected to amount to approximately half of the full run-rate. In addition to the cost synergies, it is also expected that the merger will result in reduced investments including optimization of investments in IT and network. The size of these investment benefits is expected to vary between years.
Total revenue synergies, in terms of impact on adjusted EBITDA are estimated to be approximately SEK 450 million annually. The majority of the expected revenue synergies are anticipated to arise as a result of, inter alia, the opportunity to offer a full range of complementary connectivity and digital services to the Swedish market, increased customer loyalty resulting in a reduction of customer churn rates, and by cross-selling to each company’s customer base. It is projected that the full effect of the revenue synergies will be achieved five years after the merger.
Estimated costs for the integration required to achieve synergies amount to approximately SEK 1,000 million, of which the vast majority are expected to be incurred during the first three years after the merger. Acquisition costs and integration costs have been reported as operating costs in the income statement and are stated in Note 3.
Com Hem affected Tele2’s net sales in Q4 2018 and full year 2018 by SEK 1,110 million and adjusted EBITDA by SEK 478 million.

Net assets at the time of acquisition
Assets, liabilities and contingent liabilities included in the acquired operations are stated below. The valuations of acquired assets and assumed liabilities are still preliminary.
SEK million	Com Hem
Patents and software	468
Licenses	36
Customer agreements	8,962
Trademarks	5,624
Construction in progress	12
Tangible assets	3,014
Financial assets	9
Capitalized contract cost	37
Deferred tax assets	127
Inventories	9
Current receivables	427
Cash and cash equivalents	146
Non-current interest bearing liabilities	–11,092
Deferred tax liabilities	–3,254
Current interest bearing liabilities	–932
Current non-interest bearing liabilities	–1,938
Acquired net assets	1,655
Goodwill	24,657
Purchase price shares	26,312
Paid with own shares	–19,766
6,546
Less: cash and cash equivalents in acquired companies	–146
NET CASH OUTFLOW (+)	6,400

Additional information about acquisitions made in 2017 is provided in Note 15 in the 2017 Annual Report.

Effects from acquisitions
The table below shows how the acquired companies would have affected Tele2’s net sales and result if they had been acquired on January 1, 2018.
	Full year 2018
		Acquired operations
SEK million	Tele2 Group, reported	Com Hem	Tele2 Group, adjusted
Revenue	23,704	6,057	29,761
Net profit	1,610	26	1,636

Divestments
Please refer to Note 11 discontinued operations.

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NOTE 10 RESTATEMENT AND CHANGES IN
ACCOUNTING PRINCIPLES
Restatements
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as issued by the IASB and endorsed by the EU as of and for the year ended December 31, 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The restated Consolidated Financial Statements are presented in the Merger document issued on August 29, 2018. The nature and impact of each restatement is described below.

Restatement of recognition of deferred tax asset
Tele2’s tax assets related to the operations in Kazakhstan were recognized in Q4 2017 as a result of improvement in performance. A portion of the tax losses incurred in prior periods were the result of foreign currency effects reported directly in other comprehensive income. In accordance with IAS 12 tax assets recognized outside of profit or loss should be recognized in other comprehensive income in the same or different period. Accordingly SEK 274 million previously reported as deferred tax income has been adjusted to be presented as an increase in other comprehensive income in the restated financial statements for 2017. This restatement impacts discontinued operations and assets held for sale.

Restatement of valuation allowance – deferred tax assets
IAS 12 states that deferred tax assets should be recognized where it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. IAS 12 states that deferred tax assets should be recognized when utilization is probable, “probable” is commonly interpreted under IFRS as “more likely than not”. When making this assessment items such as certain taxable temporary differences, where appropriate, taxable profit in future periods, and tax planning opportunities are considered.

To properly reflect the probability criteria, Tele2 has restated its consolidated financial statements where previously unrecognized deferred tax assets relating to operations in Luxemburg, which was generating a taxable profit, have been recognized in the opening balance sheet in 2015. The adjustment for Luxembourg amounts to SEK 179 million as of December 31, 2017 and results in an increase in deferred tax assets and retained earnings.

Restatement of lease incentive
In 2016, as a result of the renegotiation of a lease contract, Tele2 in the Netherlands recorded SEK 72 million as a reduction in lease expense representing the remaining unamortized lease incentive amount. In accordance with IAS 17 the lease incentive should have continued to be amortized over the remaining life of the renegotiated lease. As a result the unamortized lease incentive has been reversed and administrative expense has been restated accordingly. This restatement impacts discontinued operations and liabilities held for sale.

Other restatements
In accordance with presentation requirements under IAS 1, Tele2 has made certain other adjustments and reclassifications in the income statement and balance sheet for the twelve month and three month periods ended December 31, 2017. These restatements do not have a material impact on the balance sheet and income statements for any of the periods presented.

The total impact of restatements on the twelve month and the three month periods ended December 31, 2017 are presented in the tables below.
In addition to the above, the consolidated income statement has been adjusted retroactively because joint operations’ revenue and related expenses to the owners previously have not been fully eliminated. The effects of the adjustments for the full year 2017 was a decrease in revenue and expenses of SEK 599 million respectively, and are stated in the tables below.

Impact of IFRS 15
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the twelve month and three month periods ended December 31, 2017 are presented in the tables below.

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Income statement
	Jan 1-Mar 31, 2017
SEK million	Restated	Restatements	Reported pre-restatements
CONTINUING OPERATIONS
Revenue	5,164	–153	5,317
Cost of services provided and equipment sold	–2,884	153	–3,037
Gross profit	2,280	–	2,280

	Apr 1-Jun 30, 2017			Jan 1-Jun 30, 2017
SEK million	Restated	Restatements	Reported pre-restatements	Restated	Restatements	Reported pre-restatements
Revenue	5,292	–149	5,441	10,456	–302	10,758
Cost of services provided and equipment sold	–2,909	149	–3,058	–5,793	302	–6,095
Gross profit	2,383	–	2,383	4,663	–	4,663

	Jul 1-Sep 30, 2017			Jan 1-Sep 30, 2017
SEK million	Restated	Restatements	Reported pre-restatements	Restated	Restatements	Reported pre-restatements
Revenue	5,296	–150	5,446	15,752	–452	16,204
Cost of services provided and equipment sold	–2,833	150	–2,983	–8,626	452	–9,078
Gross profit	2,463	–	2,463	7,126	–	7,126

	Oct 1-Dec 31, 2017				Full year 2017
SEK million	Restated	Restatements	Change IFRS15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS15	Reported pre-IFRS 15

IFRS 15
Revenue	5,714	–149	–67	5,930	21,466	–591	–240	22,297
Cost of services provided and equipment sold	–3,277	155	71	–3,503	–11,903	626	262	–12,791
Gross profit	2,437	6	4	2,427	9,563	35	22	9,506
Selling expenses	–1,101	–	8	–1,109	–3,892	8	–	–3,900
Administrative expenses	–647	–60	–	–587	–2,268	–51	–	–2,217
Result from shares in joint ventures and associated companies	–1	–	–	–1	–	–	–	–
Other operating income	41	–	–	41	128	–	–	128
Other operating expenses	–25	14	–	–39	–62	14	–	–76
Operating profit/loss	704	–40	12	732	3,469	6	22	3,441
Interest income	3	–	–	3	11	–	–	11
Interest expenses	–81	–7	–	–74	–314	–33	–	–281
Other financial items	–	–	–	–	–1	–	–	–1
Profit/loss after financial items	626	–47	12	661	3,165	–27	22	3,170
Income tax	–165	9	–1	–173	–734	5	1	–740
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	461	–38	11	488	2,431	–22	23	2,430

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	–1,413	–235	–41	–1,137	–2,211	–316	–52	–1,843
NET PROFIT/LOSS	–952	–273	–30	–649	220	–338	–29	587
ATTRIBUTABLE TO
Equity holders of the parent company	–1,043	–139	–30	–874	192	–204	–29	425
Non-controlling interests	91	–134	–	225	28	–134	–	162
NET PROFIT/LOSS	–952	–273	–30	–649	220	–338	–29	587
Earnings per share (SEK)	–2.08	–0.29	–0.06	–1.73	0.38	–0.41	–0.06	0.85
Earnings per share, after dilution (SEK)	–2.08	–0.29	–0.06	–1.73	0.37	–0.41	–0.06	0.84
FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	461	–38	11	488	2 431	–22	23	2,430
Earnings per share (SEK)	0.97	–0.08	0.03	1.02	4.88	–0.04	0.05	4.87
Earnings per share, after dilution (SEK)	0.97	–0.08	0.03	1.02	4.87	–0.04	0.05	4.86

Tele2 – Full Year and Fourth Quarter Report 2018  29 (36)

	Jan 1-Mar 31, 2018
SEK million	Restated	Restatements	Reported pre-restatements
Revenue	5,425	–101	5,526
Cost of services provided and equipment sold	–3,060	139	–3,199
Gross profit	2,365	38	2,327
Selling expenses	–932	–	–932
Administrative expenses	–504	37	–541
Result from shares in joint ventures and associated companies	14	–	14
Other operating income	57	–	57
Other operating expenses	–100	–14	–86
Operating profit	900	61	839
Interest income	7	–	7
Interest expenses	–76	–9	–67
Other financial items	–13	–	–13
Profit after financial items	818	52	766
Income tax	–196	–12	–184
NET PROFIT FROM CONTINUING OPERATIONS	622	40	582

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	–273	–32	–241
NET PROFIT	349	8	341

ATTRIBUTABLE TO
Equity holders of the parent company	343	11	332
Non-controlling interests	6	–3	9
NET PROFIT	349	8	341

Earnings per share (SEK)	0.68	0.02	0.66
Earnings per share, after dilution (SEK)	0.68	0.02	0.66

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	622	40	582

Earnings per share (SEK)	1.24	0.07	1.17
Earnings per share, after dilution (SEK)	1.24	0.08	1.16

	Apr 1-Jun 30, 2018			Jan 1-Jun 30, 2018
SEK million	Restated	Restatements	Reported pre-restatements	Restated	Restatements	Reported pre-restatements
Revenue	5,560	–147	5,707	10,985	–295	11,280
Cost of services provided and equipment sold	–3,153	147	–3,300	–6,213	295	–6,508
Gross profit	2,407	–	2,407	4,772	–	4,772

	Jul 1-Sep 30, 2018			Jan 1-Sep 30, 2018
SEK million	Restated	Restatements	Reported pre-restatements	Restated	Restatements	Reported pre-restatements
Revenue	5,597	–146	5,743	16,582	–441	17,023
Cost of services provided and equipment sold	–3,089	146	-3,235	–9,302	441	–9,743
Gross profit	2,508	–	2,508	7,280	–	7,280

Tele2 – Full Year and Fourth Quarter Report 2018  30 (36)

Balance sheet

	Dec 31, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
ASSETS

NON-CURRENT ASSETS
Goodwill	5,517	–	–	5,517
Other intangible assets	4,044	–62	–	4,106
Intangible assets	9,561	–62	–	9,623
Tangible assets	8,692	115	–	8,577
Financial assets	794	–	20	774
Capitalized contract costs	380	–	380	–
Deferred tax assets	1,911	189	–	1,722
NON-CURRENT ASSETS	21,338	242	400	20,696

CURRENT ASSETS
Inventories	689	2	–	687
Current receivables	6,726	–202	27	6,901
Current investments	3	–	–	3
Cash and cash equivalents	802	–	–	802
CURRENT ASSETS	8,220	–200	27	8,393

ASSETS CLASSIFIED AS HELD FOR SALE	10,166	11	104	10,051

ASSETS	39,724	53	531	39,140

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company	17,246	–53	286	17,013
Non-controlling interests	–114	–15	–	–99
EQUITY	17,132	–68	286	16,914

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,565	52	–	11,513
Deferred tax liability	998	–251	49	1,200
NON-CURRENT LIABILITIES	12,563	–199	49	12,713

CURRENT LIABILITIES
Interest-bearing liabilities	820	24	–	796
Non-interest-bearing liabilities	7,074	169	71	6,834
CURRENT LIABILITIES	7,894	193	71	7,630

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,135	127	125	1,883

EQUITY AND LIABILITIES	39,724	53	531	39,140

IFRS 16 Leases
On January 1, 2019 Tele2 changed the accounting principles for leases, by applying IFRS 16 Leases. Tele2 has chosen to apply the modified retrospective approach in the standard and not restate prior periods. The estimated effects of applying IFRS 16 on the opening balance January 1, 2019 is presented below. The data exclude the Dutch operations since Tele2 considers the effects of IFRS 16 on Tele2 Netherlands not of interest to Tele2’s shareholders or debt owners, since these effects have no or negligible impact on Tele2’s accounts and outlook after the closure of the deal that took place on January 2, 2019.

SEK billion	Jan 1, 2019
ASSETS
Right-of-use assets	5.8
Assets classified as held for sale	0.6
TOTAL ASSETS	6.4

EQUITY AND LIABILITIES
Lease liabilities	5.8
Liabilities directly associated with assets classified as held for sale	0.6
TOTAL EQUITY AND LIABILITIES	6.4

Tele2 – Full Year and Fourth Quarter Report 2018  31 (36)

NOTE 11 DISCONTINUED OPERATIONS
Tele2 Kazakhstan
On December 28, 2018 Tele2 announced that Tele2 has given notice to exercise the put option stipulated in the jointly owned company in Kazakhstan between Tele2 and Kazakhtelecom. By serving the put option notice to Kazakhtelecom, Tele2 has initiated the sale process.
The transaction between Kazakhtelecom, Telia Company and Fintur announced on December 12, in which Kazakhtelecom acquired control of Kcell, triggered the possibility for Tele2 to exercise its put option and sell its shares in the jointly owned company to Kazakhtelecom, as the agreement includes customary non-compete clauses.
Tele2 owns 49 percent of the economic interest and 51 percent of the votes in the jointly owned company Tele2 Kazakhstan. The expected financial consideration to Tele2 will reflect a fully diluted economic interest of 31 percent, taking into account Asianet’s 18 percent earn-out. A shareholder loan from Tele2 to the jointly owned company is to be fully repaid at the time of the closing. On December 31, 2018 the loan amounted to KZT 88 billion (SEK 2.1 billion).
The put option price is based on a fair market value principle and will be determined through an agreed valuation process, based on standard methodology, including independent third-party advisors. The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2018 valued at SEK 764 (December 31, 2017: 432) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on December 31, 2018 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.
At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. On December 31, 2018 the reported debt amounted to SEK 30 (December 31, 2017: 26) million and the nominal value to SEK 279 (December 31, 2017: 289) million.
Closing is expected in approximately six months. Tele2 Kazakhstan is reported as discontinued operation.

Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. On January 2, 2019, the transaction was completed after approval by the European Commission without conditions. Tele2 Netherlands is reported as discontinued operation.

Income statement
All discontinued operations are stated below. Discontinued operation also includes transactions during 2017 and 2018 regarding Tele2 Austria which was sold on October 31, 2017, Tele2 Russia which was sold in 2013 and Tele2 Italy which was sold in 2007.

	2018	2017	2018	2017
	Oct 1-Dec 31	Oct 1-Dec 31	Full year	Full year
SEK million		(Restated)		(Restated)
Revenue	2,438	2,261	9,461	9,297
Impairment of goodwill	–	–1,194	–	–1,194
Cost of services provided and equipment sold	–1,562	–1,624	–6,371	–6,800
Gross profit/loss	876	–557	3,090	1,303
Selling expenses	–405	–516	–2,006	–2,141
Administrative expenses	–368	–219	–1,220	–931
Other operating income	2	2	7	9
Other operating expenses	–8	–2	–28	–11
Operating profit/loss	97	–1,292	–157	–1,771
Interest income	2	28	8	36
Interest expenses	–10	–11	–41	–43
Other financial items	–51	–41	–330	–337
Profit/loss after financial items	38	–1,316	–520	–2,115
Income tax from the operation	34	208	–59	188
NET PROFIT/LOSS FROM THE OPERATION	72	–1,108	–579	–1,927

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	–62	241	–40	262
-of which Netherlands	–57	–71	–88	–71
-of which Austria, sold 2017	–	312	1	312
-of which Russia, sold 2013	–5	–	47	–17
-of which Italy, sold 2007	–	–	–	38
Income tax from capital gain	–	–546	–	–546
-of which Austria, sold 2017	–	–546	–	–546
NET LOSS	10	–1,413	–619	–2,211

ATTRIBUTABLE TO
Equity holders of the parent company	–66	–1,504	–757	–2,239
Non-controlling interests	76	91	138	28
NET LOSS	10	–1,413	–619	–2,211

Earnings per share (SEK)	–0.05	–3.05	–1.42	–4.50
Earnings per share, after dilution (SEK)	–0.05	–3.05	–1.42	–4.50

Tele2 – Full Year and Fourth Quarter Report 2018  32 (36)

Balance sheet
Assets held for sale refer to Tele2 Netherlands (from December 31, 2017) and Tele2 Kazakhstan (from December 31, 2018) operations.
	Dec 31, 2018	Dec 31, 2017
SEK million		(Restated)
ASSETS
NON-CURRENT ASSETS
Goodwill	1,144	973
Other intangible assets	1,545	1,271
Intangible assets	2,689	2,244
Tangible assets	7,357	5,027
Financial assets	720	550
Capitalized contract costs	177	191
Deferred tax assets	393	–
NON-CURRENT ASSETS	11,336	8,012

CURRENT ASSETS
Inventories	181	130
Current receivables	2,503	2,024
CURRENT ASSETS	2,684	2,154

ASSETS CLASSIFIED AS HELD FOR SALE	14,020	10,166

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	641	251
Non-interest-bearing liabilities	99	–
NON-CURRENT LIABILITIES	740	251

CURRENT LIABILITIES
Interest-bearing liabilities	813	–
Non-interest-bearing liabilities	2,434	1,884
CURRENT LIABILITIES	3,247	1,884

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	3,987	2,135

Cash flow statement

	2018 Full year	2017
		Full year
SEK million		(Restated)
Cash flow from operating activities	1,189	1,080
Cash flow from investing activities	–1,504	–982
Cash flow from financing activities	–106	184
NET CHANGE IN CASH AND CASH EQUIVALENTS	–421	282

NOTE 12 EVENTS AFTER THE END OF THE CLOSING DATE
Tele2 Netherlands
The divestment of Tele2 Netherlands was closed on January 2, 2019. The Dutch operation was sold for SEK 1.9 billion and 25 percent share in the combined company. The capital gain in Q1 2019 is estimated to be approximately SEK 0.1 billion, including costs for central support system for the Dutch operation and other transaction costs. In addition, the capital gain will be affected positively with approximately SEK 200 million related to reversal of exchange rate differences previously reported in other comprehensive income, which will be reversed over the income statement but with no effect on total equity or cash flow.

Tele2 – Full Year and Fourth Quarter Report 2018  33 (36)

Non-IFRS measures

This report contains certain financial measures that are not defined by IFRS, but are used by Tele2 to assess the financial performance of the business. These measures are included in the report as they are considered important supplementary measures of operating performance and liquidity. They should not be considered a substitute to Tele2’s financial statements prepared in accordance with IFRS. Tele2’s definitions of these measures are described below, but other companies may calculate non-IFRS measures differently and these measures are therefore not always comparable to similar measures used by other companies.

Adjusted EBITDA and adjusted EBITDA margin
Tele2 considers adjusted EBITDA and adjusted EBITDA margin to be relevant measures to present in order to illustrate the profitability of the underlying business, and as these are used by management to assess the performance of the business.
Adjusted EBITDA: Operating profit/loss from continuing operations before depreciation/amortization and impairment, results from shares in joint ventures and associated companies and items affecting comparability.
Items affecting comparability: Impairment losses and transactions from strategic decisions, such as capital gains and losses from sales of operations, acquisition costs, integration costs due to acquisition or merger, restructuring programs from reorganizations (i.e. Challenger program, costs for phasing out operations and personnel redundancy costs), as well as other items with the character of not being part of normal daily operations and that affects comparability.
Adjusted EBITDA margin: Adjusted EBITDA in relation to revenue excluding items affecting comparability.

	2018	2017	2018	2017
SEK million	Oct 1–Dec 31	Oct 1–Dec 31	Full year	Full year
CONTINUING OPERATIONS
Operating profit	950	704	3,750	3,469
Reverse:
Depreciation/amortization	888	557	2,446	2,086
Result from shares in joint ventures and associated companies	4	1	–9	–
Items affecting comparability:
-Reversal of previously impaired non-current assets	–149	–	–149	–
-Acquisition costs	102	19	306	20
-Integration costs	161	25	311	145
-Challenger program	–	9	–	78
Total items affecting comparability	114	53	468	243
Adjusted EBITDA	1,956	1,315	6,655	5,798
Revenue	7,122	5,714	23,704	21,466
Adjusted EBITDA margin	27%	23%	28%	27%

Capex paid and capex
Tele2 considers capex paid relevant to present as it provides an indication of how much the company invests organically on intangible and tangible assets to maintain and expand its business. Tele2 believes that it is relevant to present capex to provide a view on how much Tele2 invests organically on intangible and tangible assets to maintain and grow its business which is not dependent on the timing of cash payments.
Capex paid: Cash paid for the additions to intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.
Capex: Additions to intangible and tangible assets that are capitalized on the balance sheet.

	2018	2017	2018	2017
SEK million	Oct 1–Dec 31	Oct 1–Dec 31	Full year	Full year
TOTAL OPERATIONS
Additions to intangible and tangible assets	–1,127	–845	–3,424	–3,225
Sale of intangible and tangible assets	–2	1	21	12
Capex paid	–1,129	–844	–3,403	–3,213
This period’s unpaid capex and reversal of paid capex from previous periods	–912	–172	–698	264
Reverse received payment of sold intangible and tangible assets	2	–1	–21	–12
Capex	–2,039	–1,017	–4,122	–2,961

CONTINUING OPERATIONS
Additions to intangible and tangible assets	–666	–462	–1,918	–1,541
Sale of intangible and tangible assets	–3	–4	19	6
Capex paid	–669	–466	–1,899	–1,535
This period’s unpaid capex and reversal of paid capex from previous periods	–915	–53	–914	109
Reverse received payment of sold intangible and tangible assets	3	4	–19	–6
Capex	–1,581	–515	–2,832	–1,432

Tele2 – Full Year and Fourth Quarter Report 2018  34 (36)

Equity free cash flow
Tele2 considers equity free cash flow to be relevant to present as it provides a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes that equity free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment.
Equity free cash flow: Cash flow from operating activities less capex paid.

	2018	2017	2018	2017
SEK million	Oct 1–Dec 31	Oct 1–Dec 31	Full year	Full year

TOTAL OPERATIONS
Cash flow from operating activities	1,215	1,075	5,160	5,732
Capex paid	–1,129	–844	–3,403	–3,213
Equity free cash flow	86	231	1,757	2,519

CONTINUING OPERATIONS
Cash flow from operating activities	1,010	981	3,971	4,652
Capex paid	–669	–466	–1,899	–1,535
Equity free cash flow	341	515	2,072	3,117

Operating cash flow
Tele2 considers operating cash flow a relevant measure to present as it gives an indication of the profitability of the underlying business while also taking into account the investments needed to maintain and grow the business.
Operating cash flow: Adjusted EBITDA less capex.

	2018	2017	2018	2017
SEK million	Oct 1–Dec 31	Oct 1–Dec 31	Full year	Full year
CONTINUING OPERATIONS
Adjusted EBITDA	1,956	1,315	6,655	5,798
Capex	–1,581	–515	–2,832	–1,432
Operating cash flow	375	800	3,823	4,366

Net debt and economic net debt
Tele2 believes that net debt is relevant to present as it is useful to illustrate the indebtedness, financial flexibility, and capital structure. Furthermore, economic net debt is considered relevant as it excludes liabilities to Kazakhtelecom, loan guaranteed by Kazakhtelecom and the liability for the earn-out obligation in Kazakhstan, and thereby taking into account the specific contractual arrangements in the Kazakh business.
Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, cash and cash equivalents, current investments, restricted cash and derivatives.
Economic net debt: Net debt excluding liabilities to Kazakhtelecom, liability for earn-out obligation in Kazakhstan and loan guaranteed by Kazakhtelecom.

SEK million	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Interest-bearing non-current liabilities	23,238	11,565	8,954
Interest-bearing current liabilities	6,763	820	3,388
Excluding equipment financing	–	–8	–70
Excluding provisions	–1,695	–1,080	–1,310
Cash & cash equivalents, current investments and restricted funds	–406	–806	–279
Derivatives	–33	–17	–55
Net debt for assets classified as held for sale	1,013	–	–
Net debt	28,880	10,474	10,628
Excluding:
Liabilities to Kazakhtelecom	–30	–26	–24
Liabilities for earn-out obligation Kazakhstan	–764	–432	–100
Loan guaranteed by Kazakhtelecom	–221	–246	–67
Economic net debt	27,865	9,770	10,437

Organic
Tele2 believes that organic growth rates are relevant to present as they exclude effects from currency movements but include effects from divestments and acquisitions as if these occured on the first day of each reporting period, and are therefore providing an indication of the underlying performance.
Organic growth rates: Calculated at constant currency, meaning that comparative figures have been recalculated using the currency rates for the current period, but including effects from divestments and acquisitions as if these occured on the first day of each reporting period.

Reconciliation of pro forma figures is presented in an excel document (Tele2-Q4-2018-financials) on Tele2’s websitewww.tele2.com.

Tele2 – Full Year and Fourth Quarter Report 2018  35 (36)

CHANGES SINCE PREVIOUS REPORT	1)	Cash flow: Free cash flow renamed to Equity free cash flow
	2)	Sweden: row 29: renamed "Operator revenue" to be "Operator revenue, excluding Wholesale"
	4)	Cash flow: retroactive adjustment of Q1-Q3 2018 between working capital, investment activities and financing activities
5)
Reclassification has been performed between "Revenue" and "Cost of services provided and equipment sold" for all periods, related to JO revenues in Sweden (Business/Wholesale) eliminated versus costs. No effect on adjusted EBITDA.

GUIDE TO THE NEW REPORTING STRUCTURE	SWEDEN CONSUMER
Revenue segments:
Mobile: Tele2's mobile consumer business, with a split into postpaid and prepaid
Fixed broadband: The high-speed broadband consumer business from Com Hem (and Boxer). The segment does not include Tele2's DSL broadband business
Digital TV: Com Hem's digital TV business under the Com Hem brand (Cable & Fiber) and Boxer's digital TV business (DTT)
Fixed telephony and DSL: The fixed-line telephony consumer businesses from both Tele2 and Com Hem, and also Tele2's DSL consumer business previously reported within Tele2 Fixed broadband
Landlord and Other: Com Hem's Landlord business, previously reported as "Network operator" revenue by Com Hem, and revenue previouly reported as "Other" revenue by Com Hem
Operator revenue: All interconnect revenue related to consumers and also Com Hem's network operator ITUX
Equipment: Equipment revenue related to consumers previoulsly reported by Tele2, i.e. mainly smartphone sales, and fiber installation fees from consumers previously reported by Com Hem

SWEDEN BUSINESS
Revenue segments:
Mobile: Revenue from mobile services to business customers, including such revenue previously reported within Com Hem B2B
Fixed: Revenue from fixed services to business customers, including such revenue previously reported within Com Hem B2B
Solutions: Revenue from Tele2's integration business previously included in Tele2's "Other operations" segment. This business comes mainly from the acquisition of TDC Sweden and includes building and managing communication solutions to business customers, for example corporate data networks, switches, hosting and cloud solutions
Operator revenue: Interconnect revenue related to business customers
Equipment revenue: Equipment sales to business customers
Wholesale revenue: Revenue from carrier business earlier reported within Tele2's "Other operations" segment, revenue from visitor roaming, MVNO wholesale, and revenue related to our network joint ventures Net4Mobility and SUNAB

	INTERNATIONAL	Fixed end-user service revenue includes revenue previously reported within fixed telephony and fixed broadband

GROUP
Income statement: Row 19 is new and row 18 has changed as interest income and expenses have now been separated
Cash flow: Row 28 is new and row 27 has changed as proceeds from loans and repayments of loans have now been separated

PRO FORMA RECONCILIATION
Com Hem numbers for Q4 2018 are only included until the date of the merger, Novbember 5, 2018.

Com Hem numbers have been adjusted in accordance with Tele2 accounting standards including reclassification of capitalized sales commissions from capex to opex resulting in a SEK -160m effect on capex and SEK -179m effect on adjusted EBITDA for the first nine months of 2018.

Income statement

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2015	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year	Full-year

CONTINUING OPERATIONS
Revenues		4,147	4,181	4,404	5,399	5,164	5,292	5,296	5,714	5,425	5,560	5,597	7,122	16,972	18,131	21,466	23,704
Cost of services provided and equipment sold		-2,111	-2,174	-2,225	-3,106	-2,884	-2,909	-2,833	-3,277	-3,060	-3,153	-3,089	-4,033	-8,894	-9,616	-11,903	-13,335
Gross profit		2,036	2,007	2,179	2,293	2,280	2,383	2,463	2,437	2,365	2,407	2,508	3,089	8,078	8,515	9,563	10,369

Selling expenses		-853	-844	-766	-1,010	-904	-977	-910	-1,101	-932	-937	-832	-1,246	-3,510	-3,473	-3,892	-3,947
Administrative expenses		-422	-487	-420	-643	-538	-562	-521	-647	-504	-508	-606	-779	-1,798	-1,972	-2,268	-2,397
Result from shares in joint ventures and associated companies		0	1	0	-1	0	1	0	-1	14	0	-1	-4	-7	0	0	9
Other operating income		35	21	34	45	25	22	40	41	57	47	40	52	392	135	128	196
Other operating expenses		-10	-15	-16	-31	-13	-6	-18	-25	-100	-131	-87	-162	-102	-72	-62	-480
Operating profit/loss		786	683	1,011	653	850	861	1,054	704	900	878	1,022	950	3,053	3,133	3,469	3,750

Interest income		5	7	-4	3	2	2	4	3	7	0	4	4	8	11	11	15
Interest expenses		-69	-94	-91	-79	-82	-78	-73	-81	-76	-85	-66	-100	-309	-333	-314	-327
Other financial items		3	-4	-7	-12	5	-7	1	0	-13	-28	-7	-18	-7	-20	-1	-66
Profit/loss after financial items		725	592	909	565	775	778	986	626	818	765	953	836	2,745	2,791	3,165	3,372

Income tax		-159	-176	-461	-214	-193	-192	-184	-165	-196	-165	-226	-1,175	-757	-1,010	-734	-1,762
NET PROFIT/LOSS FROM CONTINUING OPERATIONS		566	416	448	351	582	586	802	461	622	600	727	-339	1,988	1,781	2,431	1,610

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations		-306	-475	-3,060	-521	-214	-346	-238	-1,413	-273	-157	-199	10	837	-4,362	-2,211	-619
NET PROFIT/LOSS		260	-59	-2,612	-170	368	240	564	-952	349	443	528	-329	2,825	-2,581	220	991

ATTRIBUTABLE TO
Equity holders of the parent company		293	39	-2,514	-87	410	259	566	-1,043	343	411	504	-405	2,825	-2,269	192	853
Non-controlling interests		-33	-98	-98	-83	-42	-19	-2	91	6	32	24	76	0	-312	28	138
NET PROFIT/LOSS		260	-59	-2,612	-170	368	240	564	-952	349	443	528	-329	2,825	-2,581	220	991

Earnings per share (SEK)		0.64	0.08	-5.59	-0.15	0.81	0.53	1.12	-2.08	0.68	0.82	1.00	-0.89	6.17	-5.02	0.38	1.61
Earnings per share, after dilution (SEK)		0.64	0.08	-5.59	-0.15	0.80	0.53	1.12	-2.08	0.68	0.81	0.99	-0.89	6.13	-5.02	0.37	1.59

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		566	416	448	351	582	586	802	461	622	600	727	-339	1,988	1,781	2,431	1,610
Non-controlling interests		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
NET PROFIT/LOSS		566	416	448	351	582	586	802	461	622	600	727	-339	1,988	1,781	2,431	1,610

Earnings per share (SEK)		1.23	0.92	0.87	0.92	1.16	1.17	1.58	0.97	1.24	1.19	1.44	-0.84	4.35	3.94	4.88	3.03
Earnings per share, after dilution (SEK)		1.23	0.92	0.87	0.92	1.15	1.17	1.58	0.97	1.24	1.18	1.43	-0.84	4.33	3.94	4.87	3.01

Balance sheet

		2015	2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
SEK million	Comments	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

ASSETS
NON-CURRENT ASSETS
Goodwill		8,661	8,393	8,539	6,085	7,598	7,594	7,641	7,565	5,517	5,647	5,683	5,638	30,159
Other intangible assets		4,397	4,756	4,744	4,701	5,772	5,665	5,556	5,363	4,044	4,074	4,075	4,002	19,604
Intangible assets		13,058	13,149	13,283	10,786	13,370	13,259	13,197	12,928	9,561	9,721	9,758	9,640	49,763
Tangible assets		11,615	12,689	13,043	13,385	14,329	14,249	14,113	13,344	8,692	8,710	8,698	8,375	9,192
Financial assets		1,424	1,395	1,267	1,160	1,560	1,407	1,434	1,300	794	737	939	977	1,028
Capitalized contract costs		622	598	601	595	617	596	597	563	380	347	327	324	373
Deferred tax assets		2,147	2,197	2,204	1,925	1,766	1,721	1,697	1,441	1,911	1,927	1,864	1,732	368
NON-CURRENT ASSETS		28,866	30,028	30,398	27,851	31,642	31,232	31,038	29,576	21,338	21,442	21,586	21,048	60,724

CURRENT ASSETS
Inventories		697	622	703	578	668	930	869	837	689	852	797	609	669
Current receivables		7,236	7,206	7,476	7,475	8,554	8,471	8,204	7,899	6,726	6,754	6,766	6,742	6,825
Current investments		32	33	32	21	21	7	3	3	3	3	70	3	2
Cash and cash equivalents		107	184	149	1,172	257	752	318	1,068	802	441	248	1,212	404
CURRENT ASSETS		8,072	8,045	8,360	9,246	9,500	10,160	9,394	9,807	8,220	8,050	7,881	8,566	7,900

ASSETS CLASSIFIED AS HELD FOR SALE		0	0	0	0	0	0	0	616	10,166	10,464	10,530	10,380	14,020

ASSETS		36,938	38,073	38,758	37,097	41,142	41,392	40,432	39,999	39,724	39,956	39,997	39,994	82,644

EQUITY AND LIABILITIES
EQUITY
Attributable to equity holders of the parent company		18,438	19,953	18,000	15,769	18,773	19,284	16,968	17,206	17,246	18,187	16,782	17,037	36,334
Non-controlling interests		-	-22	-110	-212	-300	-360	-349	-316	-114	-117	-80	-48	28
EQUITY		18,438	19,931	17,890	15,557	18,473	18,924	16,619	16,890	17,132	18,070	16,702	16,989	36,362

NON-CURRENT LIABILITIES
Interest-bearing liabilities		5,613	4,792	6,066	7,750	8,954	10,474	11,572	11,639	11,565	9,736	11,044	11,097	23,238
Non-interest-bearing liabilities		592	623	642	586	913	891	882	918	998	1,006	988	987	4,206
NON-CURRENT LIABILITIES		6,205	5,415	6,708	8,336	9,867	11,365	12,454	12,557	12,563	10,742	12,032	12,084	27,444

CURRENT LIABILITIES
Interest-bearing liabilities		5,372	5,913	7,034	5,749	3,388	2,197	2,639	2,026	820	2,431	2,607	2,621	6,763
Non-interest-bearing liabilities		6,923	6,814	7,126	7,455	9,414	8,906	8,720	8,248	7,074	6,622	6,536	6,227	8,088
CURRENT LIABILITIES		12,295	12,727	14,160	13,204	12,802	11,103	11,359	10,274	7,894	9,053	9,143	8,848	14,851

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE		0	0	0	0	0	0	0	278	2,135	2,091	2,120	2,073	3,987

EQUITY AND LIABILITIES		36,938	38,073	38,758	37,097	41,142	41,392	40,432	39,999	39,724	39,956	39,997	39,994	82,644

Net debt		9,878	9,415	11,765	11,013	10,628	10,544	12,445	11,338	10,474	10,585	12,205	11,190	28,880
Economic net debt		9,878	9,397	11,739	10,985	10,437	10,310	12,023	10,698	9,770	9,792	11,357	10,222	27,865

Cash flow statement
(Total operations)
		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

OPERATING ACTIVITIES
Operating profit/loss from continuing operations		786	683	1,011	653	850	861	1,054	704	900	878	1,022	950	3,133	3,469	3,750
Operating profit/loss from discontinued operations		-709	-480	-3,047	-402	-172	-238	-48	-1,051	-171	-64	3	35	-4,638	-1,509	-197
Operating profit/loss		77	203	-2,036	251	678	623	1,006	-347	729	814	1,025	985	-1,505	1,960	3,553

Adjustments for non-cash items in operating profit/loss		1,026	807	3,508	982	938	914	866	1,890	879	883	1,012	1,202	6,323	4,608	3,976
Financial items paid/received		-46	-59	-80	-87	-8	-145	0	-133	-88	-116	-56	-343	-272	-286	-603
Taxes paid		-67	-136	-114	-86	-106	-133	-120	-126	-145	-280	-97	-121	-403	-485	-643
Cash flow from operations before changes in working capital		990	815	1,278	1,060	1,502	1,259	1,752	1,284	1,375	1,301	1,884	1,723	4,143	5,797	6,283
Changes in working capital		-41	180	456	278	-478	415	207	-209	-467	-115	-33	-508	873	-65	-1,123
CASH FLOW FROM OPERATING ACTIVITIES		949	995	1,734	1,338	1,024	1,674	1,959	1,075	908	1,186	1,851	1,215	5,016	5,732	5,160

INVESTING ACTIVITIES
Capex paid		-1,103	-856	-896	-944	-846	-854	-669	-844	-840	-675	-759	-1,129	-3,799	-3,213	-3,403
Equity free cash flow		-154	139	838	394	178	820	1,290	231	68	511	1,092	86	1,217	2,519	1,757
Acquisition and sale of shares and participations		39	5	-10	-2,910	0	-8	0	669	1	0	-7	-6,400	-2,876	661	-6,406
Other financial assets		0	1	11	1	16	4	0	0	0	-66	66	0	13	20	0
Cash flow from investing activities		-1,064	-850	-895	-3,853	-830	-858	-669	-175	-839	-741	-700	-7,529	-6,662	-2,532	-9,809
CASH FLOW AFTER INVESTING ACTIVITIES		-115	145	839	-2,515	194	816	1,290	900	69	445	1,151	-6,314	-1,646	3,200	-4,649

FINANCING ACTIVITIES
Proceeds from loans		947	3,459	1,496	1,562	1,500	3,020	-332	-1,192	66	1,393	-168	16,336	7,464	2,996	17,627
Repayments of loans		-652	-1,257	-1,326	-2,879	-1,213	-1,631	-194	-4	-518	-28	-15	-10,828	-6,114	-3,042	-11,389
Dividends		0	-2,389	0	0	0	-2,629	0	0	0	-2,013	0	0	-2,389	-2,629	-2,013
Acquisition of non-controlling interests		-125	0	0	0	0	0	0	0	0	0	0	0	-125	0	0
New share issues		0	0	0	2,910	0	0	0	0	0	0	0	0	2,910	0	0
Repurchase of own shares		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Other financing activities		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Cash flow from financing activities		170	-187	170	1,593	287	-1,240	-526	-1,196	-452	-648	-183	5,508	1,746	-2,675	4,225
NET CHANGE IN CASH AND CASH EQUIVALENTS		55	-42	1,009	-922	481	-424	764	-296	-383	-203	968	-806	100	525	-424

Cash and cash equivalents at beginning of period		107	184	149	1,172	257	752	318	1,068	802	441	248	1,212	107	257	802
Exchange rate differences in cash and cash equivalents		22	7	14	7	14	-10	-14	30	22	10	-4	-2	50	20	26
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		184	149	1,172	257	752	318	1,068	802	441	248	1,212	404	257	802	404

Tele2 Group

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Sweden Consumer		2,070	2,022	2,127	2,288	2,078	2,116	2,114	2,324	2,138	2,198	2,191	3,473	8,507	8,632	10,000
Sweden Business		760	772	744	1,491	1,654	1,599	1,511	1,661	1,636	1,575	1,491	1,715	3,767	6,425	6,417
Lithuania		386	391	442	490	439	479	510	529	532	604	631	663	1,709	1,957	2,430
Latvia		234	237	278	273	257	279	305	337	296	325	339	348	1,022	1,178	1,308
Estonia		157	167	181	190	166	194	185	198	189	196	192	210	695	743	787
Croatia		315	367	407	445	359	410	463	462	433	450	536	518	1,534	1,694	1,937
Germany		187	172	174	175	160	154	150	148	139	138	135	127	708	612	539
IoT		13	17	21	24	32	40	38	37	43	51	53	53	75	147	200
Other		33	45	44	36	30	32	36	37	32	41	45	34	158	135	152
Internal sales, elimination		-8	-9	-14	-13	-11	-11	-16	-19	-13	-18	-16	-19	-44	-57	-66
Total		4,147	4,181	4,404	5,399	5,164	5,292	5,296	5,714	5,425	5,560	5,597	7,122	18,131	21,466	23,704

END-USER SERVICE REVENUE
Sweden Consumer		1,487	1,485	1,592	1,573	1,548	1,562	1,586	1,564	1,536	1,542	1,564	2,578	6,137	6,260	7,220
Sweden Business		596	620	605	904	1,072	1,039	988	1,004	995	982	963	1,039	2,725	4,103	3,979
Lithuania		226	229	251	261	259	282	286	292	302	335	342	350	967	1,119	1,329
Latvia		137	139	155	156	1T50	167	177	178	179	194	199	196	587	672	768
Estonia		103	105	112	112	109	112	117	117	108	115	114	114	432	455	451
Croatia		196	204	223	214	206	224	240	233	260	272	293	285	837	903	1,110
Germany		185	171	172	174	159	153	149	147	138	138	133	127	702	608	536
IoT		13	17	21	24	32	40	38	37	43	51	53	53	75	147	200
Other		8	12	5	0	0	0	0	0	0	0	0	0	25	0	0
Total		2,951	2,982	3,136	3,418	3,535	3,579	3,581	3,572	3,561	3,629	3,661	4,742	12,487	14,267	15,593

END-USER SERVICE REVENUE, MOBILE
Sweden Consumer		1,354	1,358	1,464	1,450	1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	5,626	5,859	5,881
Sweden Business		405	427	415	440	516	472	447	459	459	463	461	481	1,687	1,894	1,864
Lithuania		226	229	251	261	259	282	286	292	302	335	342	350	967	1,119	1,329
Latvia		137	139	155	156	150	167	177	178	179	194	199	196	587	672	768
Estonia		102	104	111	111	108	112	116	116	104	110	109	108	428	452	431
Croatia		196	204	223	214	206	224	240	233	260	272	293	285	837	903	1,110
Germany		101	93	94	94	87	85	82	83	78	80	77	75	382	337	310
IoT		13	17	21	24	32	40	38	37	43	51	53	53	75	147	200
Other		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total		2,534	2,571	2,734	2,750	2,789	2,846	2,877	2,871	2,877	2,967	3,023	3,026	10,589	11,383	11,893

ADJUSTED EBITDA
Sweden Consumer		672	629	785	696	790	741	742	696	716	755	777	1,121	2,782	2,969	3,369
Sweden Business		214	221	268	266	352	302	371	358	350	287	404	332	969	1,383	1,373
Lithuania		143	149	159	138	147	171	174	159	177	205	231	203	589	651	816
Latvia		70	71	90	89	88	95	118	116	103	120	126	125	320	417	474
Estonia		36	40	46	50	44	44	49	48	35	40	46	46	172	185	167
Croatia		7	16	53	31	24	39	85	-55	52	69	130	174	107	93	425
Germany		69	55	75	77	62	61	67	75	60	66	65	58	276	265	249
IoT		-10	-13	-14	-27	-29	-18	-20	-34	-18	-31	-30	-33	-64	-101	-112
Other		-1	-38	5	2	-23	-11	18	-48	-11	14	-39	-70	-32	-64	-106
Total		1,200	1,130	1,467	1,322	1,455	1,424	1,604	1,315	1,464	1,525	1,710	1,956	5,119	5,798	6,655

Reconciling items to reported operating profit/loss
Adjusted EBITDA		1,200	1,130	1,467	1,322	1,455	1,424	1,604	1,315	1,464	1,525	1,710	1,956	5,119	5,798	6,655
Items affecting comparability		-26	-49	-47	-187	-98	-58	-34	-53	-69	-130	-155	-114	-309	-243	-468
Depreciation/amortization and impairment		-388	-399	-409	-481	-507	-506	-516	-557	-509	-517	-532	-888	-1,677	-2,086	-2,446
of which amortization of surplus from acquisitions		-2	-1	-3	-27	-37	-38	-38	-38	-37	-39	-37	-201	-33	-151	-314
Result from shares in joint ventures and associated companies		-	1	-	-1	-	1	-	-1	14	-	-1	-4	0	0	9
Operating profit/loss		786	683	1,011	653	850	861	1,054	704	900	878	1,022	950	3,133	3,469	3,750

CAPEX
Sweden		199	136	210	353	118	196	164	265	192	213	236	1,297	898	743	1,938
Lithuania		150	30	23	25	29	23	25	37	22	38	43	41	228	114	144
Latvia		25	17	9	17	17	20	19	27	24	20	25	44	68	83	113
Estonia		21	16	20	14	14	20	22	27	17	24	25	21	71	83	87
Croatia		53	31	16	30	7	25	22	36	11	37	23	57	130	90	128
Germany		0	2	0	1	0	0	0	0	0	0	0	0	3	0	0
IoT		0	0	0	0	3	7	8	12	7	7	4	11	0	30	29
Other		93	89	95	132	63	54	61	111	100	135	48	110	409	289	393
Total		541	321	373	572	251	345	321	515	373	474	404	1,581	1,807	1,432	2,832

of which
Network		246	177	205	273	112	177	162	310	172	219	201	440	901	761	1,032
IT		126	106	125	156	96	108	105	148	151	194	148	298	513	457	791
Customer equipment, CPE		27	15	13	38	31	36	27	37	37	44	30	64	93	131	175
Spectrum		123	0	1	1	1	0	0	0	0	0	1	721	125	1	722
Other		19	23	29	104	11	24	27	20	13	17	24	58	175	82	112

Tele2 Group, Pro forma*												Pro forma Com Hem reconciliation
* including pro forma for Com Hem (pre acquisition)
		2017	2017	2017	2017	2018	2018	2018	2018	2017	2018	2017	2017	2017	2017	2018	2018	2018	2018	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year

REVENUE
Sweden Consumer		3,761	3,839	3,829	4,059	3,856	3,944	3,903	4,129	15,488	15,832	1,683	1,723	1,715	1,735	1,718	1,746	1,712	656	6,856	5,832
Sweden Business		1,728	1,670	1,576	1,731	1,702	1,644	1,556	1,740	6,705	6,642	74	71	65	70	66	69	65	25	280	225
Lithuania		439	479	510	529	532	604	631	663	1,957	2,430	0	0	0	0	0	0	0	0	0	0
Latvia		257	279	305	337	296	325	339	348	1,178	1,308	0	0	0	0	0	0	0	0	0	0
Estonia		166	194	185	198	189	196	192	210	743	787	0	0	0	0	0	0	0	0	0	0
Croatia		359	410	463	462	433	450	536	518	1,694	1,937	0	0	0	0	0	0	0	0	0	0
Germany		160	154	150	148	139	138	135	127	612	539	0	0	0	0	0	0	0	0	0	0
IoT		32	40	38	37	43	51	53	53	147	200	0	0	0	0	0	0	0	0	0	0
Other		30	32	36	37	32	41	45	34	135	152	0	0	0	0	0	0	0	0	0	0
Internal sales, elimination		-11	-11	-16	-19	-13	-18	-16	-19	-57	-66	0	0	0	0	0	0	0	0	0	0
Total		6,921	7,086	7,076	7,519	7,209	7,375	7,374	7,803	28,602	29,761	1,757	1,794	1,780	1,805	1,784	1,815	1,777	681	7,136	6,057

END-USER SERVICE REVENUE
Sweden Consumer		3,187	3,224	3,242	3,225	3,191	3,221	3,224	3,210	12,878	12,846
Sweden Business		1,142	1,106	1,051	1,072	1,058	1,048	1,025	1,063	4,371	4,194
Lithuania		259	282	286	292	302	335	342	350	1,119	1,329
Latvia		150	167	177	178	179	194	199	196	672	768
Estonia		109	112	117	117	108	115	114	114	455	451
Croatia		206	224	240	233	260	272	293	285	903	1,110
Germany		159	153	149	147	138	138	133	127	608	536
IoT		32	40	38	37	43	51	53	53	147	200
Other		0	0	0	0	0	0	0	0	0	0
Total		5,244	5,308	5,300	5,301	5,279	5,374	5,383	5,398	21,153	21,434

END-USER SERVICE REVENUE, MOBILE
Sweden Consumer		1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	5,859	5,881
Sweden Business		526	481	456	468	472	475	473	485	1,931	1,905
Lithuania		259	282	286	292	302	335	342	350	1,119	1,329
Latvia		150	167	177	178	179	194	199	196	672	768
Estonia		108	112	116	116	104	110	109	108	452	431
Croatia		206	224	240	233	260	272	293	285	903	1,110
Germany		87	85	82	83	78	80	77	75	337	310
IoT		32	40	38	37	43	51	53	53	147	200
Other		0	0	0	0	0	0	0	0	0	0
Total		2,799	2,855	2,886	2,880	2,890	2,979	3,035	3,030	11,420	11,934

ADJUSTED EBITDA
Sweden Consumer		1,449	1,408	1,443	1,335	1,380	1,437	1,493	1,381	5,635	5,691
Sweden Business		351	304	391	383	363	293	434	337	1,429	1,427
Lithuania		147	171	174	159	177	205	231	203	651	816
Latvia		88	95	118	116	103	120	126	125	417	474
Estonia		44	44	49	48	35	40	46	46	185	167
Croatia		24	39	85	-55	52	69	130	174	93	425
Germany		62	61	67	75	60	66	65	58	265	249
IoT		-29	-18	-20	-34	-18	-31	-30	-33	-101	-112
Other		-23	-11	18	-48	-11	14	-39	-70	-64	-106
Total		2,113	2,093	2,325	1,979	2,141	2,213	2,456	2,221	8,510	9,031	658	669	721	664	677	688	746	265	2,712	2,376

CAPEX
Sweden		331	446	362	523	429	413	372	1,373	1,662	2,587	213	250	198	258	237	200	136	76	919	649
Lithuania		29	23	25	37	22	38	43	41	114	144	0	0	0	0	0	0	0	0	0	0
Latvia		17	20	19	27	24	20	25	44	83	113	0	0	0	0	0	0	0	0	0	0
Estonia		14	20	22	27	17	24	25	21	83	87	0	0	0	0	0	0	0	0	0	0
Croatia		7	25	22	36	11	37	23	57	90	128	0	0	0	0	0	0	0	0	0	0
Germany		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
IoT		3	7	8	12	7	7	4	11	30	29	0	0	0	0	0	0	0	0	0	0
Other		63	54	61	111	100	135	48	110	289	393	0	0	0	0	0	0	0	0	0	0
Total		464	595	519	773	610	674	540	1,657	2,351	3,481	213	250	198	258	237	200	136	76	919	649

of which
Network		203	290	249	455	267	305	263	473	1,197	1,308
IT		144	163	147	213	201	238	181	315	667	935
Customer equipment, CPE		95	105	88	75	122	105	70	84	363	381
Spectrum		1	0	0	0	0	0	1	721	1	722
Other		21	37	35	30	20	26	25	64	123	135

Sweden

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Consumer
Mobile		1,354	1,358	1,464	1,450	1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	5,626	5,859	5,881
Postpaid		1,003	1,045	1,107	1,098	1,103	1,119	1,153	1,148	1,152	1,168	1,189	1,189	4,253	4,523	4,698
Prepaid		351	313	357	352	328	345	338	325	300	294	300	289	1,373	1,336	1,183
Fixed		133	127	128	123	117	98	95	91	84	80	75	991	511	401	1,230
Fixed broadband		0	0	0	0	0	0	0	0	0	0	0	381	0	0	381
Digital TV		0	0	0	0	0	0	0	0	0	0	0	512	0	0	512
Cable & Fiber		0	0	0	0	0	0	0	0	0	0	0	295	0	0	295
DTT		0	0	0	0	0	0	0	0	0	0	0	217	0	0	217
Fixed telephony & DSL		133	127	128	123	117	98	95	91	84	80	75	98	511	401	337
Landlord & Other		0	0	0	0	0	0	0	0	0	0	0	109	0	0	109
End-user service revenue		1,487	1,485	1,592	1,573	1,548	1,562	1,586	1,564	1,536	1,542	1,564	2,578	6,137	6,260	7,220
Operator revenue		164	168	162	163	157	163	153	151	149	163	150	182	657	624	644
Equipment revenue		419	369	373	552	373	391	375	609	453	493	477	713	1,713	1,748	2,136
Internal sales		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Consumer		2,070	2,022	2,127	2,288	2,078	2,116	2,114	2,324	2,138	2,198	2,191	3,473	8,507	8,632	10,000

Business
Mobile		405	427	415	440	516	472	447	459	459	463	461	481	1,687	1,894	1,864
Fixed		148	146	143	264	304	309	292	283	278	259	259	279	701	1,188	1,075
Solutions		43	47	47	200	252	258	249	262	258	260	243	279	337	1,021	1,040
End-user service revenue		596	620	605	904	1,072	1,039	988	1,004	995	982	963	1,039	2,725	4,103	3,979
Operator revenue, excluding Wholesale		32	37	30	30	30	29	34	30	31	34	26	36	129	123	127
Equipment revenue		75	59	44	412	392	364	311	474	464	418	349	503	590	1,541	1,734
Wholesale revenue		57	56	65	144	160	166	178	151	145	140	152	136	322	655	573
Internal sales		0	0	0	1	0	1	0	2	1	1	1	1	1	3	4
Business		760	772	744	1,491	1,654	1,599	1,511	1,661	1,636	1,575	1,491	1,715	3,767	6,425	6,417

Total		2,830	2,794	2,871	3,779	3,732	3,715	3,625	3,985	3,774	3,773	3,682	5,188	12,274	15,057	16,417

ADJUSTED EBITDA
Consumer		672	629	785	696	790	741	742	696	716	755	777	1,121	2,782	2,969	3,369
Business		214	221	268	266	352	302	371	358	350	287	404	332	969	1,383	1,373
of which Wholesale		37	26	33	39	26	39	60	78	66	19	72	49	135	203	206
Total		886	850	1,053	962	1,142	1,043	1,113	1,054	1,066	1,042	1,181	1,453	3,751	4,352	4,742

CAPEX
Network		107	73	127	172	37	81	73	175	86	87	93	260	479	366	526
IT		58	39	50	54	49	66	50	49	61	74	100	210	201	214	445
Customer equipment, CPE		27	14	13	37	31	36	27	35	37	44	30	63	91	129	174
Spectrum		0	0	0	0	0	0	0	0	0	0	0	721	0	0	721
Other		7	10	20	90	1	13	14	6	8	8	13	43	127	34	72
Total		199	136	210	353	118	196	164	265	192	213	236	1,297	898	743	1,938

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

OPERATING DATA
Consumer - Addressable fixed footprint
Households		0	0	0	0	0	0	0	0	0	0	0	3,114

Consumer RGUs
Mobile		3,082	3,098	3,134	3,093	3,044	3,062	3,072	3,026	2,976	2,967	2,979	2,947
Postpaid		1,730	1,736	1,751	1,765	1,760	1,763	1,788	1,803	1,796	1,794	1,804	1,817
Prepaid		1,352	1,362	1,383	1,328	1,284	1,299	1,284	1,223	1,180	1,173	1,175	1,130
Fixed		187	179	169	160	152	144	135	127	113	108	100	2,208
Fixed broadband		0	0	0	0	0	0	0	0	0	0	0	827
Digital TV		0	0	0	0	0	0	0	0	0	0	0	1,057
Cable & Fiber		0	0	0	0	0	0	0	0	0	0	0	658
DTT		0	0	0	0	0	0	0	0	0	0	0	399
Fixed telephony & DSL		187	179	169	160	152	144	135	127	113	108	100	324
Consumer		3,269	3,277	3,303	3,253	3,196	3,206	3,207	3,153	3,089	3,075	3,079	5,155

Business RGUs
Mobile		618	616	616	811	807	799	802	808	844	856	869	889

Sweden, Pro forma*												Pro forma Com Hem reconciliation
* including pro forma for Com Hem (pre acquisition)
		2017	2017	2017	2017	2018	2018	2018	2018	2017	2018	2017	2017	2017	2017	2018	2018	2018	2018	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year

REVENUE
Consumer
Mobile		1,431	1,464	1,491	1,473	1,452	1,462	1,489	1,478	5,859	5,881
Postpaid		1,103	1,119	1,153	1,148	1,152	1,168	1,189	1,189	4,523	4,698
Prepaid		328	345	338	325	300	294	300	289	1,336	1,183
Fixed		1,560	1,566	1,562	1,560	1,555	1,575	1,558	1,555	6,248	6,243
Fixed broadband		500	531	542	556	571	595	600	614	2,129	2,380
Digital TV		890	887	877	866	856	856	841	826	3,520	3,379
Cable & Fiber		466	475	473	472	472	479	476	474	1,886	1,901
DTT		424	412	404	394	384	377	365	352	1,634	1,478
Fixed telephony & DSL		170	148	143	138	128	124	117	115	599	484
Landlord & Other		196	194	189	192	184	184	177	177	771	722
End-user service revenue		3,187	3,224	3,242	3,225	3,191	3,221	3,224	3,210	12,878	12,846
Operator revenue		188	198	188	188	187	203	191	199	762	780
Equipment revenue		386	417	399	646	478	520	488	720	1,848	2,206
Internal sales		0	0	0	0	0	0	0	0	0	0
Consumer		3,761	3,839	3,829	4,059	3,856	3,944	3,903	4,129	15,488	15,832	1,683	1,723	1,715	1,735	1,718	1,746	1,712	656	6,856	5,832

Business
Mobile		526	481	456	468	472	475	473	485	1,931	1,905
Fixed		359	361	340	335	325	309	306	298	1,395	1,238
Solutions		257	264	255	269	261	264	246	280	1,045	1,051
End-user service revenue		1,142	1,106	1,051	1,072	1,058	1,048	1,025	1,063	4,371	4,194
Operator revenue, excluding Wholesale		30	29	34	30	31	34	26	36	123	127
Equipment revenue		396	368	313	476	467	421	352	504	1,553	1,744
Wholesale revenue		160	166	178	151	145	140	152	136	655	573
Internal sales		0	1	0	2	1	1	1	1	3	4
Business		1,728	1,670	1,576	1,731	1,702	1,644	1,556	1,740	6,705	6,642	74	71	65	70	66	69	65	25	280	225

Total		5,489	5,509	5,405	5,790	5,558	5,588	5,459	5,869	22,193	22,474	1,757	1,794	1,780	1,805	1,784	1,815	1,777	681	7,136	6,057

ADJUSTED EBITDA
Consumer		1,449	1,408	1,443	1,335	1,380	1,437	1,493	1,381	5,635	5,691
Business		351	304	391	383	363	293	434	337	1,429	1,427
of which Wholesale		10	28	63	94	60	7	79	45	195	191
Total		1,800	1,712	1,834	1,718	1,743	1,730	1,927	1,718	7,064	7,118	658	669	721	664	677	688	746	265	2,712	2,376

CAPEX
Network		128	194	160	320	181	173	155	293	802	802
IT		97	121	92	114	111	118	133	227	424	589
Customer equipment, CPE		95	105	88	73	122	105	70	83	361	380
Spectrum		0	0	0	0	0	0	0	721	0	721
Other		11	26	22	16	15	17	14	49	75	95
Total		331	446	362	523	429	413	372	1,373	1,662	2,587	213	250	198	258	237	200	136	76	919	649

		2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

OPERATING DATA
Consumer - Addressable fixed footprint
Households		2,324	2,594	2,686	2,831	2,871	2,948	2,991	3,114

Consumer RGUs
Mobile		3,044	3,062	3,072	3,026	2,976	2,967	2,979	2,947
Postpaid		1,760	1,763	1,788	1,803	1,796	1,794	1,804	1,817
Prepaid		1,284	1,299	1,284	1,223	1,180	1,173	1,175	1,130
Fixed		2,284	2,279	2,278	2,277	2,256	2,244	2,231	2,208
Fixed broadband		727	743	759	778	790	801	814	827
Digital TV		1,120	1,112	1,107	1,098	1,086	1,074	1,066	1,057
Cable & Fiber		644	645	651	655	653	654	655	658
DTT		476	467	456	443	432	420	411	399
Fixed telephony & DSL		437	424	412	401	381	369	351	324
Consumer		5,328	5,341	5,350	5,303	5,232	5,211	5,210	5,155

Business RGUs
Mobile		821	813	815	821	855	868	881	889

Lithuania

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		226	229	251	261	259	282	286	292	302	335	342	350	967	1,119	1,329
Fixed		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
End-user service revenue		226	229	251	261	259	282	286	292	302	335	342	350	967	1,119	1,329
Operator revenue		55	54	54	57	52	55	59	57	55	63	70	61	220	223	849
Equipment revenue		100	105	132	169	123	138	160	174	170	198	211	243	506	595	822
Internal sales		5	3	5	3	5	4	5	6	5	8	8	9	16	20	30
Total revenue		386	391	442	490	439	479	510	529	532	604	631	663	1,709	1,957	2,430

Adjusted EBITDA		143	149	159	138	147	171	174	159	177	205	231	203	589	651	816
Capex		150	30	23	25	29	23	25	37	22	38	43	41	228	114	144

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		1,751	1,751	1,789	1,773	1,767	1,775	1,795	1,792	1,808	1,834	1,869	1,861

Latvia

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2017
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		137	139	155	156	150	167	177	178	179	194	199	196	587	672	768
Fixed		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
End-user service revenue		137	139	155	156	150	167	177	178	179	194	199	196	587	672	768
Operator revenue		49	48	56	47	49	53	56	55	47	51	53	50	200	213	201
Equipment revenue		47	45	58	62	54	56	66	95	66	75	83	97	212	271	321
Internal sales		1	5	9	8	4	3	6	9	4	5	4	5	23	22	18
Total revenue		234	237	278	273	257	279	305	337	296	325	339	348	1,022	1,178	1,308

Adjusted EBITDA		70	71	90	89	88	95	118	116	103	120	126	125	320	417	479
Capex		25	17	9	17	17	20	19	27	24	20	25	44	68	83	113

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		945	947	968	945	942	954	968	952	942	942	964	951

Estonia

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2017
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		102	104	111	111	108	112	116	116	104	110	109	108	428	452	431
Fixed		1	1	1	1	1	0	1	1	4	5	5	6	4	3	20
End-user service revenue		103	105	112	112	109	112	117	117	108	115	114	114	432	455	451
Operator revenue		26	29	32	36	28	32	31	30	30	36	34	33	123	121	133
Equipment revenue		28	33	37	41	28	49	35	50	50	43	43	61	139	162	197
Internal sales		0	0	0	1	1	1	2	1	1	2	1	2	1	5	6
Total revenue		157	167	181	190	166	194	185	198	189	196	192	210	695	743	787

Adjusted EBITDA		36	40	46	50	44	44	49	48	35	40	46	46	172	185	167
Capex		21	16	20	14	14	20	22	27	17	24	25	21	71	83	87

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		479	480	483	479	474	474	469	464	459	459	451	437

Croatia

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		196	204	223	214	206	224	240	233	260	272	293	285	837	903	1,110
Fixed		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
End-user service revenue		196	204	223	214	206	224	240	233	260	272	293	285	837	903	1,110
Operator revenue		46	52	79	58	46	60	89	50	44	60	107	58	235	245	269
Equipment revenue		73	111	105	173	106	124	131	178	127	116	134	173	462	539	550
Internal sales		0	0	0	0	1	2	3	1	2	2	2	2	0	7	8
Total revenue		315	367	407	445	359	410	463	462	433	450	536	518	1,534	1,694	1,937

Adjusted EBITDA		7	16	53	31	24	39	85	-55	52	69	130	174	107	93	425
Capex		53	31	16	30	7	25	22	36	11	37	23	57	130	90	128

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		778	801	871	801	788	822	884	841	844	885	945	897

Germany

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		101	93	94	94	87	85	82	83	78	80	77	75	382	337	310
Fixed		84	78	78	80	72	68	67	64	60	58	56	52	320	271	226
End-user service revenue		185	171	172	174	159	153	149	147	138	138	133	127	702	608	536
Operator revenue		1	0	1	0	0	0	0	1	0	0	1	0	2	1	1
Equipment revenue		1	1	1	1	1	1	1	0	1	0	1	0	4	3	2
Internal sales		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total revenue		187	172	174	175	160	154	150	148	139	138	135	127	708	612	539

Adjusted EBITDA		69	55	75	77	62	61	67	75	60	66	65	58	276	265	249
Capex		0	2	0	1	0	0	0	0	0	0	0	0	3	0	0

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		205	191	178	169	160	153	147	142	137	134	130	126

Kazakhstan			discontinued operation

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018	2016	2017	2018
SEK million	Comments	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		261	388	419	461	494	545	505	552	534	613	628	650	1,529	2,096	2,425
Fixed		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
End-user service revenue		261	388	419	461	494	545	505	552	534	613	628	650	1,529	2,096	2,425
Operator revenue		80	130	143	160	148	160	142	151	146	167	162	162	513	601	637
Equipment revenue		5	3	4	72	6	6	5	7	7	4	5	6	84	24	22
Internal sales		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total revenue		346	521	566	693	648	711	652	710	687	784	795	818	2,126	2,721	3,084

Adjusted EBITDA		1	38	71	82	121	157	167	197	202	264	274	317	192	642	1,057
Capex		79	106	134	195	129	168	56	148	39	94	16	125	514	501	274

		2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018	2018
in thousand	Comments	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,

Mobile RGUs		6,298	6,402	6,384	6,440	6,514	6,753	6,814	6,914	6,929	7,029	7,091	7,160

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-02-13

Restated reported revenue without effect on earnings or cash flow

Stockholm – Tele2 AB (Tele2) (Nasdaq Stockholm: TEL2 A and TEL2 B) restates revenue related joint operations, resulting in a reduction of the Group’s revenue for the full year 2017 of SEK 599 million, and a reduction of SEK 441 million for the first nine months of 2018. The restatement has no effect on earnings or cash flow.

Tele2’s consolidated income statement has been adjusted retroactively for revenue of joint operations and related expenses to the owners, which previously had not been fully eliminated. The effects of the adjustments for the full year 2017 was a decrease in revenue and expenses of SEK 599 million respectively, representing approximately 2.7 percent of the revenue that Tele2 has previously reported for 2017. The effects of the adjustments for the period January 1, 2018 to September 30, 2018, was a decrease in revenue and expenses of SEK 441 million respectively, representing approximately 2.6 percent of the revenue that Tele2 has previously reported that period.

The restatement is published in Tele2’s Interim Report Fourth Quarter 2018, note 10, which is available at www.tele2.com as of today.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CET on February 13, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel